                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-8

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             United Rentals, Inc.
            (Exact Name of Registrant as Specified in Its Charter)

                                   Delaware
        (State or Other Jurisdiction of Incorporation or Organization)

                                  06-1522496
                     (I.R.S. Employer Identification No.)

                          Four Greenwich Office Park
                         Greenwich, Connecticut 06830
                                (203) 622-3131
                   (Address of Principal Executive Offices)

1997 Performance Award Plan of U.S. Rentals, Inc.(assumed by the Registrant in connection with the merger between the Registrant and U.S. Rentals)
                             (Full Title of Plan)

                               Bradley S. Jacobs
                          Four Greenwich Office Park
                         Greenwich, Connecticut 06830
                   (Name and Address of  Agent For Service)

                                (203) 622-3131
         (Telephone Number, Including Area Code of Agent For Service)

 A copy of all communications, including communications sent to the agent for service, should be sent to:

        Joseph  Ehrenreich, Esq.                   Stephen M. Besen, Esq.
  Ehrenreich Eilenberg Krause & Zivian LLP       Weil, Gotshal & Manges LLP
           11 East 44th Street                        767 Fifth Avenue
           New York, NY 10017                        New York, NY 10153
             (212) 986-9700                            (212) 310-8000

                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------
                                                                  Proposed
                                               Proposed           Maximum
                                               Maximum            Aggregate
Title of Securities to     Amount to be        Offering Price     Offering Price     Amount of
be Registered              Registered(1)       Per Share (2)      (2)                Registration Fee
-------------------------------------------------------------------------------------------------------
Common Stock, par
 value $0.01 per
 share                      2,798,225             $21.92             $61,337,092         $17,052
-------------------------------------------------------------------------------------------------------

     (1) In connection with our merger with U.S. Rentals in September 1998, we assumed certain options that had been granted under the U.S. Rentals, Inc. 1997 Performance Award Plan. This registration statement covers (i) one-third of the number of shares underlying each of these options (1,337,680 shares in the aggregate) plus (ii) the additional shares underlying those options that are held by persons that were either former directors of U.S. Rentals who are not directors of United Rentals or employees of U.S. Rentals who entered into an employment agreement with us as of the closing date of the merger and who prior to the date of this registration statement died, became disabled or were terminated without "good cause" or resigned for "good reason" (13,634 shares in the aggregate) plus (iii) the additional shares underlying those options that are held by William F. Berry (1,446,911 shares).

     (2) Calculated solely for the purpose of determining the registration fee based upon the average of the assumed offering prices of the shares determined pursuant to Rules 457(h). The assumed offering price for the shares, which are purchasable upon the exercise of outstanding options, is the exercise price provided for in the relevant option.

                                    PART I

             INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

                               EXPLANATORY NOTE
                               ----------------

     As permitted by the rules of the Securities and Exchange Commission, this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the participant in the plans covered by this Registration Statement as required by Rule 428(b) promulgated under the Securities Act of 1933, as amended. Such documents are not being filed with the Securities and Exchange Commission as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of such Act.

                                    PART II

             INFORMATION REQUIRED IN THE REGISTRANTATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Securities and Exchange Commission (the "Commission") by the Registrant, United Rentals, Inc., a Delaware corporation (the "Company"), pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are incorporated by reference in this registration statement:

     .    Annual Report on Form 10-K for the year ended December 31, 1997;

     . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     . Current Report on Form 8-K dated January 27, 1998 and Amendment No. 1 thereto on Form 8-K/A dated February 4, 1998;

     . Current Report on Form 8-K dated June 18, 1998 and Amendment No. 1 thereto on Form 8-K/A dated July 21, 1998;

     .    Current Report on Form 8-K dated June 19, 1998;

     .    Current Report on Form 8-K dated July 21, 1998;

     .    Current Report on Form 8-K dated August 7, 1998;

     .    Current Report on Form 8-K dated September 16, 1998;

     .    Current Report on Form 8-K dated October 9, 1998 (only Item 2);

     . Current Report on Form 8-K dated December 24, 1998 (only the financial statements included therein that are identified under Item 5 in this registration statement);

     .    Current Report on Form 8-K dated February 17, 1999;

     . Registration Statement on Form 8-A dated November 27, 1997 (filed on December 3, 1997) and Registration Statement on Form 8-A dated August 6, 1998; and

    Our financial statements beginning on page F-1 and the information under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the prospectus are included as part of this registration statement.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all shares of Common Stock offered hereby have been sold or which deregisters all then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

ITEM 4.  DESCRIPTION OF SECURITIES.

     Not Applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL.

     The validity of the shares of Common Stock registered hereby have been passed upon for the Company by Ehrenreich Eilenberg Krause & Zivian LLP.

     Ernst & Young LLP, independent auditors, have audited the following financial statements, as set forth in their reports, which are included herein or incorporated in this registration statement by reference:

the consolidated financial statements of United Rentals, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included herein;

the financial statements of Mission Valley Rentals, Inc. at June 30, 1996 and 1997 and for the years then ended included in the Company's Current Report on Form 8-K/A dated February 4, 1998; and

the financial statements of Power Rental Co. Inc. at July 31, 1997 and for the year then ended, included in the Company's Current Report on Form 8-K/A dated July 21, 1998 and in the Company's Current Report on Form 8-K dated December 24, 1998.

These financial statements are, and audited financial statements to be included in subsequently filed documents will be, included herein or incorporated herein by reference in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission), given on their authority as experts in accounting and auditing.

     The combined financial statements of Equipment Supply Co., Inc. and Affiliates as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in the Company's Current Reports on Form 8-K dated July 21, 1998 and December 24, 1998, have been audited by BDO Seidman, LLP independent certified public accountants, as set forth in their report thereon included therein, and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of McClinch Inc. and subsidiaries as of January 31, 1998 and August 31, 1998, and for the year ended January 31, 1998 and the financial statements of McClinch Equipment Services, Inc. as of December 31, 1997 and August 31, 1998, and for the year ended December 31, 1997, included in the Company's Current Report on Form 8-K dated December 24, 1998, have been audited by PricewaterhouseCoopers L.L.P., independent accountants, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of BNR Group of Companies as of March 31, 1996 and 1997 and for the years ended March 31, 1996 and 1997 included in the Company's Current Report on Form 8-K/A dated February 4, 1998, have been audited by KPMG LLP, independent chartered accountants, as set forth in their report thereon included therein and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

     The audited financial statements of Access Rentals, Inc. and Subsidiary and Affiliate, included in the Company's Current Report on Form 8-K/A dated February 4, 1998, have been incorporated by reference herein in reliance upon the report of Battaglia, Andrews & Moag, P.C., independent certified public accountants, 210 East Main Street, Batavia, New York 14020, for the periods indicated, given upon the authority of such firm as experts in accounting and auditing.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Certificate of Incorporation (the "Certificate") of the Company provides that a director will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the Delaware General Corporation Law (the "Delaware Law"), which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware Law is subsequently amended to permit further limitation of the personal liability of directors, the liability of a director of the Company will be eliminated or limited to the fullest extent permitted by the Delaware Law as amended.

     The Company, as a Delaware corporation, is empowered by Section 145 of the Delaware Law, subject to the procedures and limitation stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Company has entered into indemnification agreements with its directors and officers. In general, these agreements require the Company to indemnify each of such persons against expenses, judgments, fines, settlements and other liabilities incurred in connection with any proceeding (including a derivative action) to which such person may be made a party by reason of the fact that such person is or was a director, officer or employee of the Company or guaranteed any obligations of the Company, provided that the right of an indemnitee to receive indemnification is subject to the following limitations: (i) an indemnitee is not entitled to indemnification unless he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful and (ii) in the case of a derivative action, an indemnitee is not entitled to indemnification in the event that he is judged in a final non-appealable decision of a court of competent jurisdiction to be liable to the Company due to willful misconduct in the performance of his duties to the Company (unless and only to the extent that the court determines that the indemnitee is fairly and reasonably entitled to indemnification).

     Pursuant to Section 145 of the Delaware Law, the Company has purchased insurance on behalf of its directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED.

     Not applicable.

ITEM 8.  EXHIBITS.

     4.1........    Amended and Restated Certificate of Incorporation of
                    the Registrant dated August 5, 1998 (incorporated by
                    reference to Exhibit 3.1 to the Registrant's Report on
                    Form 10-Q for the quarterly period ended June 30, 1998)
------------------------------------------------------------------------------
     4.2........    Certificate of Amendment to the Registrant's
                    Certificate of Incorporation dated September 29, 1998
                    (incorporated by reference to Exhibit 4.2 to the
                    Registrant's Registration Statement on Form S-3 , No.
                    333-70151)
------------------------------------------------------------------------------
     4.3........    Form of Certificate of Designation for Series A
                    Perpetual Convertible Preferred Stock (incorporated by
                    reference to Exhibit 4(k) to the Registrant's
                    Registration Statement on Form S-3, No. 333-64463)
------------------------------------------------------------------------------
     4.4........    By-laws of the Registrant (incorporated by reference to
                    Exhibit 3.2 to the Registrant's Report on Form 10-Q for
                    the quarterly period ended June 30, 1998)
------------------------------------------------------------------------------
     4.5........    U.S. Rentals, Inc. 1997 Performance Award Plan
                    (incorporated by reference to Exhibit 10.4 to the
                    Registration Statement of U.S. Rentals, Inc, on Form S-
                    1 , No. 333-17783)
------------------------------------------------------------------------------
     4.6........    Letter from the Registrant to Optionholders under the
                    U.S. Rentals, Inc. 1997 Performance Award Plan, dated
                    September 29, 1998
------------------------------------------------------------------------------
     5.1........    Opinion of Ehrenreich Eilenberg Krause & Zivian LLP
------------------------------------------------------------------------------
     23.1.......    Consent of Ehrenreich Eilenberg Krause & Zivian LLP
                    (included in Exhibit 5.1)
------------------------------------------------------------------------------
     23.2.......    Consent of Ernst & Young LLP
------------------------------------------------------------------------------
     23.3.......    Consent of PricewaterhouseCoopers LLP
------------------------------------------------------------------------------
     23.4.......    Consent of KPMG LLP
------------------------------------------------------------------------------
     23.5.......    Consent of Battaglia, Andrews & Moag, P.C.
------------------------------------------------------------------------------
     23.6.......    Consent of  BDO Seidman LLP
------------------------------------------------------------------------------

ITEM 9.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               EXPLANATORY NOTE

     The Prospectus that is being filed with this Registration Statement has been prepared in accordance with the requirements of General Instruction C to Form S-8 and Part I of Form S-3, and may be used for reofferings of shares of Common Stock of the Company identified in such Prospectus that constitute "control securities" (within the meaning of such General Instruction C).

PROSPECTUS

                             UNITED RENTALS, INC.

                                 Common Stock
                              ------------------


     The selling security holders identified in this prospectus may sell, from time to time, up to 2,532,093 shares of our common stock. These shares may be acquired pursuant to options that were granted under the U.S. Rentals, Inc. 1997 Performance Award Plan, and that we assumed when we merged with U.S. Rentals in September 1998.

     The selling security holders may sell shares:

      . through the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise;

      . directly to purchasers or through agents, brokers, dealers or underwriters; and

      . at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

Our common stock is traded on the New York Stock Exchange under the symbol
"URI."

     INVESTING IN OUR SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 The date of this prospectus is March 8, 1999

            CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in, or incorporated by reference in, this prospectus are forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. You are cautioned that our business and operations are subject to a variety of risks and uncertainties and, consequently, our actual results may materially differ from those projected by any forward-looking statements. Certain of such risks and uncertainties are discussed below under the heading "Risk Factors." We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

                     WHERE  YOU CAN FIND MORE INFORMATION


     We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including our company.

                          INCORPORATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate in this manner is considered part of this prospectus. Any information we file with SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus. We incorporate by reference the following documents that we have filed with the SEC and any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     .    Annual Report on Form 10-K for the year ended December 31, 1997;

     . Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998 and September 30, 1998;

     . Current Report on Form 8-K dated January 27, 1998 and Amendment No. 1 thereto on Form 8-K/A dated February 4, 1998;

     . Current Report on Form 8-K dated June 18, 1998 and Amendment No. 1 thereto on Form 8-K/A dated July 21, 1998;

     .    Current Report on Form 8-K dated June 19, 1998;

     .    Current Report on Form 8-K dated July 21, 1998;

     .    Current Report on Form 8-K dated August 7, 1998;

     .    Current Report on Form 8-K dated September 16, 1998;

     .    Current Report on Form 8-K dated October 9, 1998 (only Item 2);

     . Current Report on Form 8-K dated December 24, 1998 (only the financial statements included therein that are identified under the caption "Experts" in the prospectus included as part of this registration statement);

     .    Current Report on Form 8-K dated February 17, 1999; and

     . Registration Statement on Form 8-A dated November 27, 1997 (filed on December 3, 1997) and Registration Statement on Form 8-A dated August 6, 1998.

     We will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus. Requests should be directed to: United Rentals, Inc., Attention:
Corporate Secretary, Four Greenwich Office Park, Greenwich, Connecticut 06830, telephone number: (203) 622-3131.


                             UNITED RENTALS, INC.

     We are the largest equipment rental company in North America. We offer for rent a wide variety of equipment (on a daily, weekly, or monthly basis) and serve customers that include construction industry participants, industrial companies, homeowners and others. We also sell used equipment, act as a dealer for certain new equipment, and sell related merchandise and parts.

     Our executive offices are located at Four Greenwich Office Park, Greenwich, Connecticut 06830. Our telephone number is (203) 622-3131.


                                 RISK FACTORS

     In addition to the other information in this document, you should carefully consider the following factors before making an investment.

SENSITIVITY TO CHANGES IN CONSTRUCTION AND INDUSTRIAL ACTIVITIES

     Our equipment is principally used in connection with construction and industrial activities. Consequently, a downturn in construction or industrial activity may lead to a decrease in demand for our equipment, which could adversely affect our business. We have identified below certain of the factors which may cause such a downturn either temporarily or long-term:

a general slow-down of the economy;

an increase in interest rates; or

adverse weather conditions which may temporarily affect a particular region.

ACQUIRED COMPANIES NOT HISTORICALLY OPERATED AS A COMBINED BUSINESS

     The businesses that we acquired have been in existence an average of 29 years and some have been in existence for more than 50 years. However, these businesses were not historically managed or operated as a single business. Although we believe that we can successfully manage and operate the acquired businesses as a single business, we cannot be certain of this.

LIMITED OPERATING HISTORY

     We commenced equipment rental operations in October 1997 with the acquisition of six well-established rental companies and have grown through a combination of internal growth, the acquisition of 95 additional companies (through March 3, 1999), and a merger in September 1998 with U.S. Rentals,
Inc. Due to the relatively recent commencement of our operations, we have only a limited history upon which you can base an assessment of our business and prospects.


RISKS RELATING TO GROWTH STRATEGY

     Key elements of our growth strategy are to continue to expand through a combination of internal growth, a disciplined acquisition program and the opening of new rental locations. We have identified below some of the risks relating to our growth strategy:


     AVAILABILITY OF ACQUISITION TARGETS AND SITES FOR START-UP LOCATIONS. We may encounter substantial competition in our efforts to acquire additional rental companies and sites for start-up locations. Such competition could have the effect of increasing the prices that we will have to pay in order to acquire such businesses and sites. We cannot guarantee that any additional businesses or sites that we may wish to acquire will be available to us on terms that are acceptable to us.

     NEED TO INTEGRATE NEW OPERATIONS. Our ability to realize the expected benefits from completed and future acquisitions depends, in large part, on our ability to integrate the new operations with our existing operations in a timely and effective manner. Accordingly, we devote substantial efforts to the integration of new operations. We cannot, however, guarantee that these efforts will always be successful. In addition, under certain circumstances, these efforts could adversely affect our existing operations.

     DEBT COVENANTS. Certain of the agreements governing our outstanding indebtedness provide that we may not make acquisitions unless certain financial conditions are satisfied or the consent of the lenders is obtained. Our ability to grow through acquisitions may be constrained as a result of these provisions.

     CERTAIN RISKS RELATED TO START-UP LOCATIONS. We expect that start-up locations may initially have a negative impact on our results of operations and margins for a number of reasons, including that (1) we will incur significant start-up expenses in connection with establishing each start-up location and (2) it will generally take some time following the commencement of operations for a start-up location to become profitable. Although we believe that start-ups can generate long-term growth, we cannot guarantee that any start-up location will become profitable within any specific time period, if at all.

DEPENDENCE ON ADDITIONAL CAPITAL TO FINANCE GROWTH

     We will require substantial capital in order to execute our growth strategy. We will require capital for, among other purposes, completing acquisitions, establishing new rental locations, and acquiring rental equipment. If the cash that we generate from our business, together with cash that we may borrow under our credit facility, is not sufficient to fund our capital requirements, we will require additional debt and/or equity financing. We cannot, however, be certain that any additional financing will be available or, if available, will be available on terms that are satisfactory to us. If we are unable to obtain sufficient additional capital in the future, our ability to implement our growth strategy could be limited.

POSSIBLE UNDISCOVERED LIABILITIES OF ACQUIRED COMPANIES

     Prior to making an acquisition, we seek to assess the liabilities of the target company that we will become responsible for as a result of the acquisition. Nevertheless, we may fail to discover certain of such liabilities. We seek to reduce our risk relating to these possible hidden liabilities by generally obtaining the agreement of the seller to reimburse us in the event that we discover any material hidden liabilities. However, this type of agreement, if obtained, may not fully protect us against hidden liabilities because (1) the seller's obligation to reimburse us is generally limited in duration and/or or amount and (2) the seller may not have sufficient financial resources to reimburse us. Furthermore, when we acquire a public company (such as when we acquired U.S. Rentals) there is no seller from which to obtain this type of agreement.

DEPENDENCE ON MANAGEMENT

     We are highly dependent upon our senior management team. Consequently, our business could be adversely affected in the event that we lose the services of any member of senior management. Furthermore, if we lose the services of certain members of senior management, it is an event of default under the agreements governing our credit facility and certain of our other indebtedness, unless we appoint replacement officers satisfactory to the lenders within 30 days. We do not maintain "key man" life insurance with respect to members of senior management.

COMPETITION

     The equipment rental industry is highly fragmented and competitive. Our competitors include small, independent businesses with one or two rental locations; regional competitors which operate in one or more states; public companies or divisions of public companies; and equipment vendors and dealers who both sell and rent equipment directly to customers. We may in the future encounter increased competition from our existing competitors or from new companies. In addition, certain equipment manufacturers may commence (or increase their existing efforts relating to) renting and selling equipment directly to our customers.

QUARTERLY FLUCTUATIONS OF OPERATING RESULTS

     We expect that our revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including:


          . seasonal rental patterns of our customers--with rental activity tending to be lower in the winter;

          . changes in general economic conditions in our markets, including changes in construction and industrial activities;

          . the timing of acquisitions, new location openings, and related expenditures;

          . the effect of the integration of acquired businesses and start-up locations;

          . the timing of expenditures for new equipment and the disposition of used equipment; and

          .  price changes in response to competitive factors.

LIABILITY AND INSURANCE

     We are exposed to various possible claims relating to our business. These include claims relating to (1) personal injury or death caused by equipment rented or sold by us, (2) motor vehicle accidents involving our delivery and service personnel and (3) employment related claims. We carry a broad range of insurance for the protection of our assets and operations. However, such insurance may not fully protect us for a number of reasons, including:

our coverage is subject to a deductible of $0.5 million and limited to a maximum of $97 million per occurrence;

we do not maintain coverage for environmental liability, since we believe that the cost for such coverage is high relative to the benefit that it provides; and

certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, which are often alleged in third party lawsuits, might not be covered by our insurance.

We cannot be certain that insurance will continue to be available to us on economically reasonable terms, if at all.

ENVIRONMENTAL AND SAFETY REGULATIONS

     There are numerous federal, state and local laws and regulations governing environmental protection and occupational health and safety matters. These include laws and regulations that govern wastewater discharges, the use, treatment, storage and disposal of solid and hazardous wastes and materials, air quality and the remediation of contamination associated with the release of hazardous substances. Under these laws, an owner or lessee of real estate may be liable for, among other things, (1) the costs of removal or remediation of hazardous or toxic substances located on, in, or emanating from, the real estate, as well as related costs of investigation and property damage and substantial penalties, and (2) environmental contamination at facilities where its waste is or has been disposed. These laws often impose liability whether or not the owner or lessee knew of the presence of such hazardous or toxic substances and whether or not the owner or lessee was responsible for these substances. Our activities that are or may be affected by these laws include our use of hazardous materials to clean and maintain equipment and our disposal of solid and hazardous waste and wastewater from equipment washing. We also dispense petroleum products from underground and above-ground storage tanks located at certain rental locations, and at times we must remove or upgrade tanks to comply with applicable laws. Furthermore, we have acquired or lease certain locations which have or may have been contaminated by leakage from underground tanks or other sources and are in the process of assessing the nature of the required remediation. Based on the conditions currently known to us, we believe that any unreserved environmental remediation and compliance costs required with respect to those conditions will not have a material adverse affect on our business. However, we cannot be certain that we will not identify adverse environmental conditions that are not currently known to us, that all potential releases from underground storage tanks removed in the past have been identified, or that environmental and safety requirements will not become more stringent or be interpreted and applied more stringently in the future. If we are required to incur environmental compliance or remediation costs that are not currently anticipated by us, our business could be adversely affected depending on the magnitude of the cost.

RISKS RELATED TO INTERNATIONAL OPERATIONS

     Our operations outside the United States are subject to risks normally associated with international operations. These include the need to convert currencies, which could result in a gain or loss depending on fluctuations in exchange rates, and the need to comply with foreign laws.

YEAR 2000 ISSUES

     Our software vendors have informed us that our recently-installed management information system is year 2000 compliant. We have, therefore, not developed any contingency plans relating to year 2000 issues and have not budgeted any funds for year 2000 issues. Although we believe that our system is year 2000 compliant, unanticipated year 2000 problems may arise which, depending on the nature and magnitude of the problem, could adversely affect our business. Furthermore, year 2000 problems involving third parties may have a negative impact on our customers or suppliers, the general economy or on the ability of businesses generally to receive essential services (such as telecommunications, banking services, etc.). Any such problem could adversely affect our business. We are unable at this time to assess the possible impact on our business of year 2000 problems involving any third party.

                                USE OF PROCEEDS

     The shares covered by this prospectus are being offered by certain selling security holders and not by our company. Consequently, we will not receive any proceeds from the sale of these shares. However, we may receive the proceeds from the exercise of certain stock options as described below.

     The shares that may be sold under this prospectus consist of shares that the selling security holders may acquire in the future pursuant to certain stock options that have been granted to them. In order for a selling security holder to acquire any such shares, the selling security holder will be required to pay to us the exercise price specified in the relevant option. We intend to use any proceeds that we receive from the exercise of such options for working capital and our general corporate purposes.

                           SELLING SECURITY HOLDERS

     The selling security holders identified in this prospectus may sell, from time to time, up to 2,532,093 shares of our common stock. These shares underly options that were granted pursuant to the U.S. Rentals, Inc. 1997 Performance Award Plan, and that we assumed when we merged with U.S. Rentals in September 1998.

     The selling security holders that may sell shares pursuant to this prospectus are the officers and directors of our company that are identified in the table below. The table shows the number of shares that each selling security holder may sell pursuant to this prospectus. If a selling security holder transfers any of the shares shown in the table, the transferee will be considered a selling security holder for purposes of this prospectus, provided that (1) the transfer was a private placement and (2) the transferee is identified in a supplement to this prospectus.


     ---------------------------------------------------------
                                      SHARES ISSUABLE UNDER
       NAME AND POSITION              EXISTING OPTIONS (1)
       -----------------              ---------------------
     ---------------------------------------------------------
       William F. Berry
       President and Director               2,170,366
     ---------------------------------------------------------
       John S. McKinney
       Vice President, Finance and
       Director                               361,727
     ---------------------------------------------------------

____________________
     (1) The selling security holders own (or have the right to acquire) additional securities of our company which are not covered by this prospectus:
(i) William F. Berry (100 outstanding shares and 575,000 shares that may be acquired upon exercise of options that are not currently exercisable); and (ii) John S. McKinney (3,000 outstanding shares, 723,455 shares that may be acquired upon the exercise of options that are currently exercisable, and 337,500 shares that may be acquired upon exercise of options that are not currently exercisable).

                             PLAN OF DISTRIBUTION

     The selling security holders may sell shares:

through the New York Stock Exchange, in the over-the-counter market, in privately negotiated transactions or otherwise;

directly to purchasers or through agents, brokers, dealers or underwriters;  and at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     If a selling security holder sells shares through agents, brokers, dealers or underwriters, such agents, brokers, dealers or underwriters may receive compensation in the form of discounts, commissions or concessions. Such compensation may be greater than customary compensation.

     To the extent required, we will use our best efforts to file one or more supplements to this prospectus to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to such information.


   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto of the Company included elsewhere in this prospectus.

Introduction

    The Company commenced equipment rental operations in October 1997 and has completed 101 acquisitions (through March 3, 1999), including the merger with U.S. Rentals (the "U.S. Rentals Merger") which was completed in September 1998.

    Three of the acquisitions completed by the Company (including the U.S. Rentals Merger) were accounted for as "poolings-of-interests," and the Company's financial statements have been restated to include the accounts of two of the companies acquired in such transactions (but were not restated for one that was not material, which has been combined with the Company effective July 1, 1998). See Note 3 to the Consolidated Financial Statements of the Company included elsewhere in this prospectus. As a result of such restatement, the Company's financial statements include historical financial information of these two acquired companies for periods that precede the date on which the Company commenced its own operations.

    The other 98 acquisitions completed by the Company were accounted for as "purchases". The results of operations of the businesses acquired in these acquisitions are included in the Company's financial statements only from their respective dates of acquisition. In view of the fact that the Company's operating results for 1997 and 1998 were impacted by acquisitions that were accounted for as purchases, the Company believes that the results of its operations for such periods are not directly comparable.

General

    The Company primarily derives revenues from the following sources: (i) equipment rental (including additional fees that may be charged for equipment delivery, fuel, repair of rental equipment, and damage waivers), (ii) the sale of rental equipment, (iii) the sale of new equipment, and (iv) the sale of related merchandise and parts.

    Cost of operations consists primarily of depreciation costs associated with rental equipment, the cost of repairing and maintaining rental equipment, the cost of rental and new equipment sold, personnel costs, occupancy costs and supplies.

    The Company records rental equipment expenditures at cost and depreciates equipment using the straight-line method over the estimated useful life (which ranges from 2 to 10 years), after giving effect to an estimated salvage value of 0% to 10% of cost.

    Selling, general and administrative expenses include sales commissions, advertising and marketing expenses, management salaries, and clerical and administrative overhead.

    Non-rental depreciation and amortization includes (i) depreciation expense associated with equipment that is not offered for rent (such as vehicles, computers and office equipment) and amortization expense associated with leasehold improvements and (ii) the amortization of intangible assets. The Company's intangible assets include goodwill, which represents the excess of the purchase price of acquired companies over the estimated fair market value of the net assets acquired.

Results of Operations

 Years ended December 31, 1998 and 1997

    Revenues. Total revenues for 1998 were $1,220.3 million, representing an increase of 149.1% over total revenues in 1997 of $489.8 million. The Company's revenues in 1998 and 1997 were attributable to: (i) equipment rental ($895.5 million, or 73.4% of revenues, in 1998 compared to $388.2 million, or 79.2% of revenues, in 1997), (ii) sales of rental equipment ($119.6 million, or 9.8% of revenues, in 1998 compared to $41.4 million, or 8.5% of revenues, in 1997) and
(iii) sales of new equipment, merchandise and other revenues ($205.2 million, or 16.8% of revenues, in 1998 compared to $60.3 million, or 12.3% of revenues, in 1997).

    The 149.1% increase in total revenues in 1998 reflected (i) increased revenues at locations open more than one year (which accounted for approximately 36.2 percentage points) and (ii) new rental locations acquired through acquisitions and the opening of start-up locations (which accounted for approximately 112.9 percentage points). The increase in revenues at locations open more than one year primarily reflected (a) an increase in the volume of rental transactions, (b) expansion of the product lines offered by the Company for sale, (c) an increase in the sale of related merchandise and parts which was driven by the increase in equipment rental and sales transactions and (d) an increase in the sale of used equipment in order to maintain the quality of the Company's rental fleet.

    Gross Profit. Gross profit increased to $423.4 million in 1998 from $149.3 million in 1997. This increase in gross profit was primarily attributable to the increase in revenues described above. The Company's gross profit margin by source of revenue in 1998 and 1997 was: (i) equipment rental (36.3% in 1998 and 30.0% in 1997), (ii) sales of rental equipment (44.7% in 1998 and 50.6% in
1997) and (iii) sales of new equipment, merchandise and other revenues (22.0% in 1998 and 19.6% in 1997). The increase in the gross profit margin from rental revenues in 1998 was primarily attributable to greater equipment utilization rates and to economies of scale. The decrease in the gross profit margin from the sales of rental equipment in 1998 primarily reflected (i) a shift in mix towards more late-model used equipment, which generally generates lower gross profit margins than somewhat older equipment, and (ii) the sale of certain equipment items which were acquired through acquisitions and which were not in optimal condition for sale due to age, usage or other factors. The increase in the gross profit margin from sales of new equipment, merchandise and other revenue in 1998 primarily reflected the benefits of greater purchasing power and a shift in the sales mix to higher margin items.

    Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") were $195.6 million, or 16.0% of total revenues, during 1998 and $70.8 million, or 14.5% of total revenues, during 1997. The increase in SG&A as a percentage of revenues in 1998 primarily reflected the additional expenses for senior management and corporate overhead that the Company began incurring in the third quarter of 1997 as it built the management team and infrastructure required to support its growth strategy.

    Merger-related Expenses. The Company incurred merger-related expenses in 1998 of $47.2 million ($33.2 million after-tax) in connection with three acquisitions completed by the Company in 1998 that were accounted for as poolings-of-interests. These expenses consisted of: (i) $18.5 million for investment banking, legal, accounting services and other merger costs, (ii) $14.5 million of expenses relating to the closing of duplicate facilities,
(iii) $8.2 million for employee severance and related matters, (iv) $2.1 million for the write down of the computer systems acquired through the U.S. Rentals Merger and one of the other acquisitions accounted for as a pooling-of-interests and (v) $3.9 million in other expenses.

    Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $35.2 million, or 2.9% of total revenues, in 1998 and $13.4 million, or 2.7% of total revenues, in 1997. The increase in the dollar amount of non-rental depreciation and amortization in 1998 primarily reflected the amortization of goodwill attributable to the acquisitions completed at the end of 1997 and in 1998.

    Termination Cost of Deferred Compensation Agreements. The Company's results for 1997 were impacted by $20.3 million of expenses for "termination cost of deferred compensation agreements." These expenses reflect one-time expenses that were incurred by U.S. Rentals in connection with the termination of certain deferred incentive compensation agreements in connection with U.S. Rentals' initial public offering in February 1997.

    Interest Expense. Interest expense increased to $64.2 million in 1998 from $11.8 million in 1997. This increase primarily reflected the fact that the Company's indebtedness significantly increased in 1998, primarily to fund acquisitions.

    Preferred Dividends of a Subsidiary Trust. During 1998, preferred dividends of a subsidiary trust of United Rentals were $7.9 million. These dividends relate to the preferred securities issued in August 1998 by such subsidiary trust. See "--Certain Information Concerning Preferred Securities."

    Other (Income) Expense. Other income was $4.9 million in 1998 compared with $2.0 million in 1997. The increase in other income in 1998 primarily reflected gain realized in 1998 from the disposition of certain business lines that were acquired as part of acquisitions but did not fit with the Company's strategy.

    Income Taxes. Income taxes increased to $43.5 million, or an effective rate of 55.6%, in 1998 from $29.5 million, or an effective rate of 84.5%, in 1997. During 1998, the Company's high effective tax rate reflected (i) the non-deductibility of $7.4 million for income tax purposes of certain merger related expenses and (ii) a $4.8 million charge to recognize deferred tax liabilities of an acquired business, which was a Subchapter S Corporation prior to being acquired by the Company. During 1997, the Company's high effective tax rate reflected (i) a $7.5 million charge to recognize deferred tax liabilities of U.S. Rentals, which was a Subchapter S Corporation prior to its initial public offering, and (ii) the non-deductibility of $7.5 million for income tax purposes of certain losses that were incurred by U.S. Rentals prior to a recapitalization effected in connection with its initial public offering.

    Extraordinary Items. The Company recorded an extraordinary charge of $35.6 million ($21.3 million net of taxes) in 1998 and an extraordinary charge of $2.5 million ($1.5 million net of taxes) in 1997. This charge in 1998 was incurred in connection with the early extinguishment of certain debt and primarily reflected prepayment penalties on certain debt of U.S. Rentals. This charge in 1997 was incurred by U.S. Rentals in connection with the prepayment of certain debt.

 Years Ended December 31, 1997 and 1996

    Revenues. Total revenues for 1997 were $489.8 million, representing an increase of 38.2% over total revenues in 1996 of $354.5 million. The Company's revenues in 1997 and 1996 were attributable to: (i) equipment rental ($388.2 million, or 79.2% of revenues in 1997, compared to $295.3 million, or 83.3% of revenues, in 1996), (ii) sales of rental equipment ($41.4 million, or 8.5% of revenues, in 1997 compared to $25.5 million, or 7.2% of revenues, in 1996) and
(iii) sales of new equipment, merchandise and other revenues ($60.3 million, or 12.3% of revenues, in 1997 compared to $33.7 million, or 9.5% of revenues, in
1996).

    The 38.2% increase in total revenues in 1997 reflected (i) increased revenues at locations open more than one year (which accounted for approximately 24.8 percentage points) and (ii) new rental locations acquired through acquisitions and the opening of start-up locations (which accounted for approximately 13.4 percentage points). The increase in such revenues at locations open more than one year primarily reflected (a) an increase in customer demand for rental equipment and for new and used equipment offered for sale, (b) expansion of the product lines offered by the Company for sale, (c) an increase in the sale of related merchandise and parts which was driven by the increase in equipment rental and sales transactions and (d) an increase in sales efforts relating to used equipment.

    Gross Profit. Gross profit increased to $149.3 million in 1997 from $113.0 million in 1996. This increase in gross profit was primarily attributable to the increase in revenues described above. The Company's gross profit margin by source of revenue was: (i) equipment rental (30.0% in 1997 and 31.2% in 1996),
(ii) sales of rental equipment (50.6% in 1997 and 58.6% in 1996) and (iii) sales of new equipment, merchandise and other revenues (19.6% in 1997 and 18.1% in 1996). The decrease in the gross profit margin from rental revenues in 1997 primarily reflected the fact that the Company in 1997 incurred expenses in connection with expanding its rental fleet and opening new rental locations. The increase in the gross profit margin from sales of new equipment, merchandise and other revenues in 1997 primarily reflected a shift in sales mix to higher margin items.

    Selling, General and Administrative Expenses. SG&A increased to $70.8 million in 1997 from $54.7 million in 1996, but as a percentage of revenues decreased to 14.5% in 1997 from 15.4% in 1996. This decrease in SG&A as a percentage of revenues in 1997 primarily reflected (i) increased operating efficiencies and (ii) certain economies of scale related to the increase in revenue described above.

    Non-rental Depreciation and Amortization. Non-rental depreciation and amortization was $13.4 million, or 2.7% of total revenues in 1997, and $9.4 million, or 2.6% of total revenues, in 1996. The increase in the dollar amount of non-rental depreciation and amortization in 1997 primarily reflected increases in (i) depreciation expense attributable to equipment not offered for rent, (ii) depreciation expense associated with rental facility locations and
(iii) amortization expense relating to leaseholds.

    Termination Cost of Deferred Compensation Agreements. The Company's results for 1997 were impacted by $20.3 million of expenses for "termination cost of deferred compensation agreements." These expenses reflect one-time expenses that were incurred by U.S. Rentals in connection with the termination of certain deferred incentive compensation agreements in connection with its initial public offering.

    Interest Expense. Interest expense increased to $11.8 million in 1997 from $11.3 million in 1996. This increase was primarily the result of an increase in related party interest expense, offset by a decrease in interest as a result of lower average debt outstanding during 1997 due to repayment of certain debt with proceeds from U.S. Rentals' initial public offering.

    Other (Income) Expense. Other income was $2.0 million in 1997 compared with $0.5 million in 1996. The increase in other income in 1997 primarily reflected increased interest income in 1997 as a result of higher cash balances resulting from the financing transactions completed during 1997.

    Income Taxes. Income taxes were $29.5 million, or an effective rate of 84.5%, in 1997 and $0.4 million, or an effective rate of 1.1%, in 1996. The Company's low effective tax rate in 1996 reflected the fact that (i) U.S. Rentals was taxed as a Subchapter S Corporation for federal and state purposes until its initial public offering in February 1997 and (ii) Rental Tools (another company that United Rentals acquired in a transaction that was accounted for as a pooling-of-interests) was taxed as a Subchapter S Corporation for federal and state purposes until it was acquired by the Company in 1998. The Company's high effective tax rate in 1997 primarily reflected (i) a $7.5 million charge to recognize deferred tax liabilities of U.S. Rentals and (ii) the non-deductibility of $7.5 million for income tax purposes of certain losses that were incurred by U.S. Rentals prior to a recapitalization effected in connection with its initial public offering.

    Extraordinary Item. The Company recorded an extraordinary charge of $2.5 million ($1.5 million net of taxes) during 1997. This charge was incurred by U.S. Rentals in connection with the prepayment of certain debt.

Liquidity and Capital Resources

  General

    Since commencing operations in October 1997, the Company has funded its cash requirements from a combination of cash generated from operations, the sale of rental equipment, borrowings under a revolving credit facility and the proceeds of other financing transactions. These other financing transactions included (i) the sale of common stock and warrants in private placements for aggregate consideration of $54.7 million, (ii) the sale of common stock in two public offerings for aggregate consideration of $307.0 million (after deducting underwriting discounts and offering expenses), (iii) the sale of $200 million aggregate principal amount of 9 1/2% senior subordinated notes (the "9 1/2% Notes") in May 1998 for aggregate consideration of $193.0 million (after deducting the initial purchasers' discount and offering expenses), (iv) a $250 million term loan (the "Term Loan") obtained in July 1998, (v) the issuance by a subsidiary trust of Holdings of preferred securities (the "Trust Preferred Securities") in August 1998 which resulted in the Company receiving net proceeds of $290.0 million, (vi) the sale of $205 million aggregate principal amount of 8.80% senior subordinated notes (the "8.80% Notes") in August 1998 for aggregate consideration of $196.0 million (after deducting the initial purchaser's discount and offering expenses), (vii) the sale of $300 million aggregate principal amount of 9 1/4% Senior Subordinated Notes ("9 1/4% Notes") in December 1998 for aggregate consideration of $292.1 million (after deducting the initial purchaser's discount and estimated offering expenses) and (viii) the sale of 300,000 shares of Series A Perpetual Convertible Preferred Stock in January 1999 for aggregate consideration of $287.0 million (after deducting issuance fees and expenses). For additional information concerning certain of the financings described above, see "--Certain Information Concerning the Credit Facility and Other Indebtedness" and "--Certain Information Concerning Preferred Securities."

    In March 1999, the Company sold 2,290,000 shares of Common Stock in a public offering. The closing of this transaction is expected to occur on March 8, 1999. The net proceeds from this offering are estimated to be $64.8 million, after deducting underwriting discounts and estimated offering expenses. The Company expects to use such net proceeds to repay a portion of the outstanding indebtedness under its revolving credit facility.

    During 1998, the Company (i) generated cash from operations of approximately $216.1 million, (ii) generated cash from the sale of rental equipment of approximately $119.6 million and (iii) had net cash from financing activities of approximately $1,082.1 million. The Company used cash during this period principally to (i) pay consideration for acquisitions (approximately $911.8 million), (ii) repay indebtedness in connection with the U.S. Rentals Merger and the acquisition of Rental Tools (approximately $450.3 million),
(iii) purchase rental equipment (approximately $479.5 million) and (iv) purchase other property and equipment (approximately $84.6 million). These cash expenditures were the principal reason for the decrease in cash at December 31, 1998 compared with December 31, 1997.

    In September 1998, United Rentals (North America), Inc. ("URI") obtained a new $762.5 million revolving credit facility (the "Credit Facility") from a group of financial institutions. This facility replaced the credit facility that had previously been used by URI. For additional information concerning the Credit Facility, see "--Certain Information Concerning the Credit Facility and Other Indebtedness."

    The Company's principal existing sources of cash are cash generated from operations and borrowings available under the Credit Facility.

  Certain Balance Sheet Changes

    The acquisitions and the equipment purchases made by the Company in 1998 (and the financing of such acquisitions and purchases) were the principal reasons for the increase in the following items at December 31, 1998 compared with December 31, 1997: accounts receivable, inventory, rental equipment, property and equipment, intangible assets, accounts payable, debt, and accrued expenses and other liabilities.

    The increase in prepaid expenses and other assets at December 31, 1998 compared with December 31, 1997 primarily reflects (i) an increase in prepaid expenses relating to the Company's operations and (ii) certain direct costs relating to potential acquisitions that were capitalized.

    The Company-obligated manditorily redeemable convertible preferred securities of a subsidiary trust at December 31, 1998, reflects the issuance of Trust Preferred Securities in August 1998 as described under "--Certain Information Concerning Preferred Securities."

    The increase in stockholders' equity at December 31, 1998 compared with December 31, 1997, primarily reflects (i) the sale of 8,625,000 shares of common stock in a public offering in March 1998 for aggregate consideration of $207.4 million (after deducting underwriting discounts and offering expenses) and (ii) the issuance of an aggregate of 2,188,255 shares of common stock and warrants during the year ended December 31, 1998, primarily as consideration for acquisitions.

  Cash Requirements Related to Operations

    The Company expects that its principal needs for cash relating to its existing operations over the next 12 months will be to fund (i) operating activities and working capital, (ii) the purchase of rental equipment and inventory of items offered for sale and (iii) debt service. The Company plans to fund such cash requirements relating to its existing operations with cash generated from operations supplemented, if required, by borrowings available under the Credit Facility.

    The Company estimates that equipment expenditures over the next 12 months will be approximately $450.0 million for the existing operations of the Company. These expenditures are comprised of approximately $240.0 million of expenditures in order to maintain the average age of the Company's rental fleet and $210.0 million of discretionary expenditures to increase the size of the Company's rental fleet. The Company expects that it will fund such expenditures from a combination of approximately $185.0 million of proceeds expected to be generated from the sale of used equipment, cash generated from operations and, if required, borrowings available under the Credit Facility. In addition, the Company expects that it will be required to make equipment expenditures in connection with new acquisitions. The Company cannot quantify at this time the amount of equipment expenditures that will be required in connection with new acquisitions.

    Principal elements of the Company's strategy include continued expansion through a disciplined acquisition program and the opening of new rental locations. The Company expects to pay for future acquisitions using cash, capital stock, notes and/or assumption of indebtedness. To the extent that cash generated internally and cash available under the Company's borrowing facilities ($683.6 million available as of February 26, 1999) are not sufficient to fund such future acquisitions, the Company will require additional financing and, consequently, the Company's indebtedness may increase as the Company implements its growth strategy. There can be no assurance, however, that any additional financing will be available or, if available, will be on terms satisfactory to the Company.

    The Company has almost completed the process of extending its management information system to the locations acquired through the U.S. Rentals Merger and other recent acquisitions. The Company estimates that the cost of completing this work will be approximately $0.5 million.

    Based upon the terms of the Company's currently outstanding indebtedness, the Company is scheduled to repay approximately $14.3 million during 1999. In addition, the Company may be required at any time to repay a $21.5 million demand note that the Company assumed in connection with the U.S. Rentals Merger.

Year 2000 Compliance

    The Company has been informed by its software vendors that the Company's new management information system is year 2000 compliant. The Company has, therefore, not developed any contingency plans relating to year 2000 issues and has not budgeted any funds for year 2000 issues. Although the Company believes that its system is year 2000 compliant, there can be no assurance that unanticipated year 2000 problems will not arise which, depending on the nature and magnitude of the problem, could have a material adverse effect on the Company's business and financial condition. Furthermore, year 2000 problems involving third parties may have a negative impact on the Company's customers or suppliers, the general economy or on the ability of businesses generally to receive essential services (such as telecommunications, banking services, etc.). Any such problem could have a material adverse effect on the Company's business and financial condition. The Company is unable at this time to assess the possible impact on its business of year 2000 problems involving any third party.

Certain Information Concerning the Credit Facility and Other Indebtedness

    Credit Facility. In September 1998, URI obtained a new $762.5 million revolving Credit Facility from a group of financial institutions. This facility replaced the credit facility that had previously been used by URI. Set forth below is certain information concerning the terms of the Credit Facility.

    The Credit Facility enables URI to borrow up to $762.5 million on a revolving basis and permits a Canadian subsidiary of URI (the "Canadian Subsidiary") to directly borrow up to $40.0 million under the Credit Facility (provided that the aggregate borrowings of URI and the Canadian Subsidiary do not exceed $762.5 million). Up to $25.0 million of the Credit Facility is available in the form of letters of credit. The agreement governing the Credit Facility requires that the aggregate commitment shall be reduced on the last day of each calendar quarter, beginning September 30, 2001 and continuing through June 30, 2003, by an amount equal to $19.1 million. The Credit Facility terminates on September 26, 2003, at which time all outstanding indebtedness is due. As of February 26, 1999, the amount of indebtedness outstanding under the Credit Facility was $77.5 million (not including undrawn outstanding letters of credit in the amount of $1.4 million).

    Borrowings by URI under the Credit Facility accrue interest at URI's option, at either (a) the Base Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) Bank of America's reference rate) or (b) the Eurodollar Rate (which for borrowings by URI is equal to Bank of America's reserve adjusted eurodollar rate) plus a margin ranging from 0.825% to 1.500% per annum. Borrowings by the Canadian Subsidiary under the Credit Facility accrue interest, at such subsidiary's option, at either (x) the Prime Rate (which is equal to Bank of America Canada's prime rate), (y) the BA Rate (which is equal to Bank of America Canada's BA Rate) plus a margin ranging from 0.825% to 1.500% per annum or (z) the Eurodollar Rate (which for borrowing by the Canadian Subsidiary is equal to Bank of America Canada's reserve adjusted Eurodollar Rate) plus a margin ranging from 0.825% to 1.500% per annum. If at any time an event of default (as defined in the agreement governing the Credit Facility) exists, the interest rate applicable to each loan will increase by 2% per annum. The Company is also required to pay the banks an annual facility fee equal to 0.375% of the banks' $762.5 million aggregate lending commitment under the Credit Facility (which fee may be reduced to 0.300% for periods during which the Company maintains a specified funded debt to cash flow ratio).

    The obligations of URI under the Credit Facility are (i) secured by substantially all of its assets, the stock of its United States subsidiaries and a portion of the stock of URI's Canadian subsidiaries and (ii) guaranteed by Holdings and secured by the stock of URI. The obligations of the Canadian Subsidiary under the Credit Facility are guaranteed by URI and secured by substantially all of the assets of the Canadian Subsidiary and the stock of the subsidiaries of the Canadian Subsidiary.

    The Credit Facility contains certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) maximum leverage, (b) the ratio of senior debt to cash flow, (c) minimum interest coverage ratio, (d) the ratio of funded debt to cash flow, and (e) the ratio of senior debt to tangible assets. The agreements governing the Credit Facility also contain various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities and (iv) make acquisitions unless certain financial conditions are satisfied. In addition, the agreement governing the Credit Facility (a) requires the Company to maintain certain financial ratios and (b) provides that failure by any two of Messrs. Jacobs, Milne, Nolan and Miner to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default unless replacement officers satisfactory to the lenders are appointed.

    Term Loan. In July 1998, URI obtained a $250 million term loan from a group of financial institutions. The term loan matures on June 30, 2005. Prior to maturity, quarterly installments of principal in the amount of $625,000 are due on the last day of each calendar quarter, commencing September 30, 1999. The amount due at maturity is $235,625,000. The term loan accrues interest, at the Company's option, at either (a) the Base Rate (as defined above with respect to the Credit Facility) plus a margin ranging from 0% to 0.5% per annum, or (b) the Eurodollar Rate (as defined above with respect to the Credit Facility for borrowings by the Company) plus a margin ranging from 1.875% to 2.375% per annum. The Term Loan is secured pari passu with the Credit Facility. The agreement governing the Term Loan contains restrictive covenants substantially similar to those provided under the Credit Facility.

    9 1/2% Senior Subordinated Notes. In May 1998, URI issued $200 million aggregate principal amount of 9 1/2% Notes which are due June 1, 2008. The 9 1/2% Notes are unsecured. URI may, at its option, redeem the 9 1/2% Notes on or after June 1, 2003 at specified redemption prices which range from 104.75% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to June 1, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/2% Notes, at a redemption price of 109.5%. The indenture governing the 9 1/2% Notes contains certain restrictive covenants, including (i) limitations on additional indebtedness, (ii) limitations on restricted payments, (iii) limitations on liens, (iv) limitations on dividends and other payment restrictions, (v) limitations on preferred stock of certain subsidiaries, (vi) limitations on transactions with affiliates, (vii) limitations on the disposition of proceeds of asset sales and
(viii) limitations on the ability of the Company to consolidate, merge or sell all or substantially all of its assets.

    8.80% Senior Subordinated Notes. In August 1998, URI issued $205 million aggregate principal amount of 8.80% Notes which are due August 15, 2008. The 8.80% Notes are unsecured. URI may, at its option, redeem the 8.80% Notes on or after August 15, 2003 at specified redemption prices which range from 104.40% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to August 15, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 8.80% Notes, at a redemption price of 108.8%. The indenture governing the 8.80% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

  9 1/4% Senior Subordinated Notes. In December 1998, URI issued $300 million aggregate principal amount of 9 1/4% Notes which are due January 15, 2009. The 9 1/4% Notes are unsecured. URI may, at its option, redeem the 9 1/4% Notes on or after January 15, 2004 at specified redemption prices which range from 104.625% in 2004 to 100.00% in 2007 and thereafter. In addition, on or prior to January 15, 2002, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/4% Notes, at a redemption price of 109.25%. The indenture governing the 9 1/4% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

Certain Information Concerning Preferred Securities

  Trust Preferred Securities

    In August 1998, a subsidiary trust (the "Trust") of United Rentals, Inc. sold $300 million of 6 1/2% Convertible Quarterly Income Preferred Securities (the "Trust Preferred Securities"). The net proceeds from the sale of the Trust Preferred Securities were approximately $290 million. The Trust used such proceeds to purchase convertible subordinated debentures from United Rentals, Inc. which resulted in United Rentals, Inc. receiving all of the proceeds from the sale of the Trust Preferred Securities. United Rentals, Inc. in turn contributed the net proceeds from the sale of the Trust Preferred Securities to its wholly owned subsidiary URI. The Trust Preferred Securities are convertible into common stock of United Rentals, Inc. at a conversion price equivalent to $43.63 per share.

  Series A Perpetual Convertible Preferred Stock

    In January 1999, United Rentals, Inc. sold 300,000 shares of its Series A Perpetual Convertible Preferred Stock ("Series A Preferred") to Apollo Investment Fund IV, L.P. and Apollo Overseas Partners IV, L.P. The net proceeds from the sale of the Series A Preferred were approximately $287.0 million. United Rentals, Inc. contributed such net proceeds to URI.

Fluctuations in Operating Results

    The Company expects that its revenues and operating results may fluctuate from quarter to quarter due to a number of factors, including: seasonal rental patterns of the Company's customers (with rental activity tending to be lower in the winter); changes in general economic conditions in the Company's markets; the timing of acquisitions and the opening of start-up locations and related costs; the effect of the integration of acquired businesses and start-up locations; the timing of expenditures for new equipment and the disposition of used equipment; and price changes in response to competitive factors.

    The Company is continually involved in the investigation and evaluation of potential acquisitions. In accordance with generally accepted accounting principles, the Company capitalizes certain direct out-of-pocket expenditures (such as legal and accounting fees) relating to potential or pending acquisitions. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any capitalized expenditures relating to any potential or pending acquisition that the Company determines will not be consummated. There can be no assurance that the Company in future periods will not be required to incur a charge against earnings in accordance with such policy, which charge, depending upon the magnitude thereof, could adversely affect the Company's results of operations.

    The Company will be required to incur significant start-up expenses in connection with establishing each start-up location. Such expenses may include, among others, pre-opening expenses related to setting up the facility, and expenses in connection with training employees, installing information systems and marketing. The Company expects that, in general, start-up locations will initially operate at a loss or at less than normalized profit levels. Consequently, the opening of a start-up location may negatively impact the Company's margins until the location achieves normalized profitability.

    There may be a lag between the time that the Company purchases new equipment and begins to incur the related depreciation and interest expenses and the time that the equipment begins to generate revenues at normalized rates. As a result, the purchase of new equipment, particularly equipment purchased in connection with expanding and diversifying the Company's rental equipment, may periodically reduce margins.

General Economic Conditions and Inflation

    The Company's operating results may be adversely affected by (i) changes in general economic conditions, including changes in construction and industrial activity, or increases in interest rates, or (ii) adverse weather conditions that may temporarily decrease construction and industrial activity in a particular geographic area. Although the Company cannot accurately anticipate the effect of inflation on its operations, the Company believes that inflation has not had, and is not likely in the foreseeable future to have, a material impact on its results of operations.

Recently Issued Accounting Standards

    For the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in primary financial statements. SFAS No. 130 requires the Company's foreign currency translation adjustments to be included in other comprehensive income. The adoption of SFAS No. 130 had no impact on the Company's net income or shareholders' equity.

    Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes a new method by which companies will report operating segment information. This method is based on the manner in which management organizes the segments within a company for making operating decisions and assessing performance. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company had included the required disclosures in the notes to the financial statements.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities. The Company will adopt SFAS No. 133 beginning January 1, 2000. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

                                 LEGAL MATTERS

     Certain legal matters relating to the shares of common stock that may be offered pursuant to this prospectus will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York, and Ehrenreich Eilenberg Krause & Zivian LLP, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited the following financial statements, as set forth in their reports, which are included herein or incorporated in this prospectus by reference:

the consolidated financial statements of United Rentals, Inc. as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included herein;

the financial statements of Mission Valley Rentals, Inc. at June 30, 1996 and 1997 and for the years then ended included in the Company's Current Report on Form 8-K/A dated February 4, 1998; and

the financial statements of Power Rental Co. Inc. at July 31, 1997 and for the year then ended, included in the Company's Current Report on Form 8-K/A dated July 21, 1998 and in the Company's Current Report on Form 8-K dated December 24, 1998.

These financial statements are, and audited financial statements to be included in subsequently filed documents will be, included herein or incorporated herein by reference in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on their authority as experts in accounting and auditing.

     The combined financial statements of Equipment Supply Co., Inc. and Affiliates as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997, included in the Company's Current Reports on Form 8-K dated July 21, 1998 and December 24, 1998, have been audited by BDO Seidman, LLP independent certified public accountants, as set forth in their report thereon included therein, and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.


     The consolidated financial statements of McClinch Inc. and subsidiaries as of January 31, 1998 and August 31, 1998, and for the year ended January 31, 1998 and the financial statements of McClinch Equipment Services, Inc. as of December 31, 1997 and August 31, 1998, and for the year ended December 31, 1997, included in the Company's Current Report on Form 8-K dated December 24, 1998, have been audited by PricewaterhouseCoopers L.L.P., independent accountants, as set forth in their reports thereon included therein, and are incorporated by reference herein in reliance on such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of BNR Group of Companies as of March 31, 1996 and 1997 and for the years ended March 31, 1996 and 1997 included in the Company's Current Report on Form 8-K/A dated February 4, 1998, have been audited by KPMG LLP, independent chartered accountants, as set forth in their report thereon included therein and are incorporated by reference herein in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

     The audited financial statements of Access Rentals, Inc. and Subsidiary and Affiliate, included in the Company's Current Report on Form 8-K/A dated February 4, 1998, have been incorporated by reference herein in reliance upon the report of Battaglia, Andrews & Moag, P.C., independent certified public accountants, 210 East Main Street, Batavia, New York 14020, for the periods indicated, given upon the authority of such firm as experts in accounting and auditing.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
United Rentals, Inc.

    We have audited the accompanying consolidated balance sheets of United Rentals, Inc. as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the management of United Rentals, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Rentals, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                                   /s/ Ernst & Young LLP

MetroPark, New Jersey
February 17, 1999,
except for Note 17, as
to which the date is
February 26, 1999

                              UNITED RENTALS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                               December 31
                                                           --------------------
                                                              1998       1997
                                                           ----------  --------
                                                             (In thousands,
                                                           except share data)
Assets
Cash and cash equivalents................................. $   20,410  $ 72,411
Accounts receivable, net of allowance for doubtful
 accounts of $41,201 and $11,085 at 1998 and 1997,
 respectively.............................................    233,282    82,592
Inventory.................................................     70,994    21,778
Prepaid expenses and other assets.........................     59,395    16,287
Rental equipment, net.....................................  1,143,006   461,026
Property and equipment, net...............................    185,511    98,268
Intangible assets, net of accumulated amortization of
 $14,520 and $568 at 1998 and 1997, respectively..........    922,065    73,648
                                                           ----------  --------
                                                           $2,634,663  $826,010
                                                           ==========  ========
Liabilities and Stockholders' Equity
Liabilities:
  Accounts payable........................................ $  121,940  $ 41,392
  Debt....................................................  1,314,574   264,573
  Deferred taxes..........................................     43,560    24,395
  Accrued expenses and other liabilities..................    128,359    49,262
                                                           ----------  --------
    Total liabilities.....................................  1,608,433   379,622
Commitments and contingencies
Company-obligated manditorily redeemable convertible
 preferred securities of a subsidiary trust...............    300,000
Stockholders' equity:
  Preferred stock--$.01 par value, 5,000,000 shares
   authorized, No shares issued and outstanding...........
  Common stock--$.01 par value, 500,000,000 shares
   authorized in 1998 and 75,000,000 in 1997, 68,427,999
   shares issued and outstanding in 1998 and 56,239,375 in
   1997...................................................        684       562
  Additional paid-in capital..............................    689,018   401,758
  Retained earnings.......................................     36,809    44,068
  Accumulated other comprehensive income..................       (281)
                                                           ----------  --------
    Total stockholders' equity............................    726,230   446,388
                                                           ----------  --------
                                                           $2,634,663  $826,010
                                                           ==========  ========

                            See accompanying notes.

                              UNITED RENTALS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            Year Ended December 31
                                  --------------------------------------------
                                       1998           1997           1996
                                  --------------  -------------  -------------
                                   (in thousands, except per share amounts)
Revenues:
 Equipment rentals..............  $      895,466       $388,181  $     295,308
 Sales of rental equipment......         119,620         41,406         25,518
 Sales of new equipment,
  merchandise and other
  revenues......................         205,196         60,251         33,652
                                  --------------  -------------  -------------
Total revenues..................       1,220,282        489,838        354,478
Cost of revenues:
 Cost of equipment rentals,
  excluding depreciation........         394,750        189,578        138,018
 Depreciation of rental
  equipment.....................         175,910         82,097         65,294
 Cost of rental equipment
  sales.........................          66,136         20,455         10,570
 Cost of new equipment and
  merchandise sales and other
  operating costs...............         160,038         48,416         27,563
                                  --------------  -------------  -------------
Total cost of revenues..........         796,834        340,546        241,445
                                  --------------  -------------  -------------
Gross profit....................         423,448        149,292        113,033
Selling, general and
 administrative expenses........         195,620         70,835         54,721
Merger-related expenses.........          47,178
Non-rental depreciation and
 amortization...................          35,248         13,424          9,387
Termination cost of deferred
 compensation agreements........                         20,290
                                  --------------  -------------  -------------
Operating income................         145,402         44,743         48,925
Interest expense................          64,157         11,847         11,278
Preferred dividends of a
 subsidiary trust...............           7,854
Other (income) expense, net.....          (4,906)        (2,021)          (499)
                                  --------------  -------------  -------------
Income before provision for
 income taxes and extraordinary
 items..........................          78,297         34,917         38,146
Provision for income taxes......          43,499         29,508            420
                                  --------------  -------------  -------------
Income before extraordinary
 items..........................          34,798          5,409         37,726
Extraordinary items, net of tax
 benefit of $14,255 in 1998 and
 $995 in 1997...................          21,337          1,511
                                  --------------  -------------  -------------
Net income......................  $       13,461  $       3,898  $      37,726
                                  ==============  =============  =============
Basic earnings before
 extraordinary items per share..  $         0.53  $        0.12  $        1.67
                                  ==============  =============  =============
Diluted earnings before
 extraordinary items per share..  $         0.48  $        0.11  $        1.67
                                  ==============  =============  =============
Basic earnings per share........  $         0.20  $        0.08  $        1.67
                                  ==============  =============  =============
Diluted earnings per share......  $         0.18  $        0.08  $        1.67
                                  ==============  =============  =============
Unaudited pro forma data (Note
 9):
 Historical income before income
  taxes and extraordinary
  items.........................  $       78,297  $      34,917  $      38,146
 Pro forma income tax expense...          44,386         14,176         15,487
                                  --------------  -------------  -------------
 Pro forma income before
  extraordinary items...........  $       33,911  $      20,741  $      22,659
                                  ==============  =============  =============
 Pro forma basic income before
  extraordinary items per
  share.........................  $         0.51  $        0.44  $        1.00
                                  ==============  =============  =============
 Pro forma diluted income before
  extraordinary items per
  share.........................  $         0.46  $        0.42  $        1.00
                                  ==============  =============  =============

                            See accompanying notes.

                              UNITED RENTALS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                           Common Stock
                         ------------------
                                                                                Accumulated
                                            Additional                             Other
                           Number            Paid-in   Retained  Comprehensive Comprehensive
                         of Shares   Amount  Capital   Earnings     Income        Income
                         ----------  ------ ---------- --------  ------------- -------------
                                       (In thousands, except share amounts)
Balance, December 31,
 1995................... 22,661,994   $227   $ 13,383  $ 90,719
  Subchapter S
   distributions of a
   pooled entity........                                (36,530)
  Treasury stock
   purchase.............    (25,229)             (105)
  Net income............                                 37,726
                         ----------   ----   --------  --------     -------        -----
Balance, December 31,
 1996................... 22,636,765    227     13,278    91,915
  Issuance of common
   stock and warrants... 33,602,610    335    343,797
  Distribution of non-
   operating assets,
   net..................                       (4,219)
  Reclassification of
   Subchapter S
   accumulated earnings
   to paid-in capital...                       48,902   (48,902)
  Subchapter S
   distributions of a
   pooled entity........                                 (2,843)
  Net income............                                  3,898
                         ----------   ----   --------  --------     -------        -----
Balance, December 31,
 1997................... 56,239,375    562    401,758    44,068
  Comprehensive income:
   Net income...........                                 13,461     $13,461
   Other comprehensive
    income:
     Foreign currency
      translation
      adjustments.......                                               (281)       $(281)
                                                                    -------
  Comprehensive income..                                            $13,180
                                                                    =======
  Issuance of common
   stock and warrants... 10,813,255    108    267,214
  Conversion of
   convertible notes....     30,947               461
  Cancellation of common
   stock................   (137,600)    (1)         1
  Reclassification of
   Subchapter S
   accumulated earnings
   to paid-in-capital...                       18,979   (18,979)
  Pooling-of-interests..  1,456,997     15        (14)    1,795
  Exercise of common
   stock options........     25,025               619
  Subchapter S
   distributions of a
   pooled entity........                                 (3,536)
                         ----------   ----   --------  --------                    -----
Balance, December 31,
 1998................... 68,427,999   $684   $689,018  $ 36,809                    $(281)
                         ==========   ====   ========  ========                    =====

                            See accompanying notes.

                              UNITED RENTALS, INC.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                  Year Ended December 31
                                              ---------------------------------
                                                 1998        1997       1996
                                              -----------  ---------  ---------
                                                      (In thousands)
Cash Flows From Operating Activities:
Net income..................................  $    13,461  $   3,898  $  37,726
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation and amortization..............      211,158     95,521     74,681
 Amortization of original issue discount and
  deferred financing fees...................        1,153
 Gain on sale of rental equipment...........      (53,484)   (20,951)   (14,948)
 Gain on sales of businesses................       (4,189)
 Write down of assets held for sale.........        4,040
 Non-cash interest, net.....................                     201
 Extraordinary items........................       35,592      2,506
 Deferred taxes.............................       27,345     25,075
Changes in operating assets and liabilities:
 Accounts receivable........................      (53,368)   (19,837)    (8,271)
 Inventory..................................       (6,392)    (3,785)    (1,148)
 Prepaid expenses and other assets..........       (3,526)    (9,821)    (2,219)
 Accounts payable...........................       39,251     11,704     (7,966)
 Accrued expenses and other liabilities.....        5,088      8,618      8,116
                                              -----------  ---------  ---------
 Net cash provided by operating activities..      216,129     93,129     85,971
                                              -----------  ---------  ---------
Cash Flows From Investing Activities:
Purchases of rental equipment...............     (479,534)  (268,548)  (116,021)
Purchases of property and equipment.........      (84,617)   (53,653)   (27,269)
Proceeds from sales of rental equipment.....      119,620     41,406     25,518
Proceeds from sales of businesses...........       10,640
Collection of notes receivable..............                     122      2,537
Purchase of other companies.................     (911,837)  (115,528)   (15,033)
Payment of contingent purchase price........       (3,956)
In-process acquisition costs................         (241)      (129)
                                              -----------  ---------  ---------
 Net cash used in investing activities......   (1,349,925)  (396,330)  (130,268)
                                              -----------  ---------  ---------
Cash Flows From Financing Activities:
Proceeds from issuance of common stock, net
 of issuance costs..........................      207,005    340,738
Proceeds from debt..........................    2,363,637    308,858    131,053
Payments on debt............................   (1,785,667)  (271,418)   (50,713)
Proceeds from sale-leaseback................       35,000
Proceeds from the issuance of redeemable
 convertible preferred securities...........      300,000
Payment of financing costs..................      (34,982)    (1,631)      (230)
Proceeds from the exercise of common stock
 options....................................          619
Subchapter S distributions of a pooled
 entity.....................................       (3,536)    (2,843)   (36,530)
Purchase of treasury stock..................                               (105)
Cash retained by Predecessor in connection
 with Recapitalization......................                    (998)
                                              -----------  ---------  ---------
 Net cash provided by financing activities..    1,082,076    372,706     43,475
Effect of foreign exchange rates............         (281)
                                              -----------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents................................      (52,001)    69,505       (822)
Cash and cash equivalents at beginning of
 year.......................................       72,411      2,906      3,728
                                              -----------  ---------  ---------
Cash and cash equivalents at end of year....  $    20,410  $  72,411  $   2,906
                                              ===========  =========  =========

                            See accompanying notes.

                           UNITED RENTALS, INC.

                                                     Year Ended December 31
                                                   -----------------------------
                                                      1998       1997     1996
                                                   ----------  --------  -------
                                                         (In thousands)
Supplemental disclosure of cash flow information:
Cash paid for interest...........................  $   43,157  $ 13,090  $13,766
Cash paid for taxes..............................  $   10,224  $ 11,487  $   399
Deferred compensation and bonus payments through
 issuance of common stock........................              $    486
Net assets retained by Predecessor in connection
 with Recapitalization...........................              $  3,221
Supplemental schedule of non-cash investing and
 financing activities
During the year ended December 31, 1998,
 convertible notes in the original principal
 amount of $500 were converted into 31 shares of
 common stock
The Company acquired the net assets and assumed
 certain liabilities of other companies as
 follows:
 Assets, net of cash acquired....................  $1,501,467  $162,954  $15,033
 Liabilities assumed.............................    (518,861)  (43,301)
 Less:
 Amounts paid in common stock and warrants.......     (60,304)   (3,825)
 Amounts paid through issuance of debt...........     (10,465)     (300)
                                                   ----------  --------  -------
Net cash paid....................................  $  911,837  $115,528  $15,033
                                                   ==========  ========  =======




                            See accompanying notes.

                              UNITED RENTALS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        (Dollars in thousands, except share and per share amounts)

1. Organization and Basis of Presentation

    United Rentals, Inc. is principally a holding company ("Holdings") and conducts its operations primarily through its wholly owned subsidiary United Rentals (North America), Inc. ("URI") and subsidiaries of URI. URI was incorporated in August 1997, initially capitalized in September 1997 and commenced equipment rental operations in October 1997. Holdings was incorporated in July 1998 and became the parent of URI on August 5, 1998, pursuant to the reorganization of the legal structure of URI described in Note
10. Prior to such reorganization, the name of URI was United Rentals, Inc. References herein to the "Company" refer to Holdings and its subsidiaries, with respect to periods following the reorganization, and to URI and its subsidiaries, with respect to periods prior to the reorganization. As a result of the reorganization, Holdings' primary asset is its sole ownership of all issued and outstanding shares of common stock of URI. URI's various credit agreements and debt instruments place restrictions on its ability to transfer funds to its shareholder.

    The Company rents a broad array of equipment to a diverse customer base that includes construction industry participants, industrial companies, homeowners and others in the United States, Canada and Mexico. The Company also engages in related activities such as selling rental equipment, acting as a distributor for certain new equipment and selling related merchandise and parts. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying balance sheets are presented on an unclassified basis.

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, giving retroactive effect for the reorganization for all periods presented. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements for the years ended December 31, 1997 and 1996 include the accounts of certain acquisitions completed in 1998 that were accounted for as poolings-of-interests, as described in Note 3.

2. Summary of Significant Accounting Policies

Cash Equivalents

    The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Inventory

    Inventory consists of equipment, tools, parts, fuel and related supply items. Inventory is stated at the lower of cost or market. Cost is determined on either a weighted average or first-in, first-out method.

Rental Equipment

    Rental equipment is recorded at cost and depreciated over the estimated useful lives of the equipment generally using the straight-line method. The range of useful lives estimated by management for rental equipment is two to ten years. Rental equipment is depreciated to a salvage value of zero to ten percent of cost. Rental equipment having a cost of $0.5 or less is expensed at the time of purchase. Ordinary maintenance and repair costs are charged to operations as incurred.

                              UNITED RENTALS, INC.

Property and Equipment

    Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. The range of useful lives estimated by management for property and equipment is two to thirty-nine years. Ordinary maintenance and repair costs are charged to operations as incurred. Leasehold improvements are amortized using the straight-line method over their estimated useful lives or the remaining life of the lease, whichever is shorter.

Intangible Assets

    Intangible assets consist of the excess of cost over the value of identifiable net assets of businesses acquired and are being amortized on a straight-line basis over forty years.

Long-Lived Assets

    Long-lived assets are recorded at the lower of amortized cost or fair value. As part of an ongoing review of the valuation of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest they may be impaired. If this review indicates that the carrying value of these assets may not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining useful life, the carrying value would be reduced to its estimated fair value. There have been no material impairments recognized in these financial statements.

Fair Value of Financial Instruments

    The carrying amounts reported in the balance sheets for accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to the immediate to short-term maturity of these financial instruments. The fair values of the Credit Facility, other lines of credit, the Term Loan and the demand note to stockholder are determined using current interest rates for similar instruments as of December 31, 1998 and 1997 and approximate the carrying value of these financial instruments due to the fact that the underlying instruments include provisions to adjust interest rates to approximate fair market value. The estimated fair value of the Company's other financial instruments at December 31, 1998 and 1997 are based upon available market information and are as follows:

                                    1998                       1997
                         -------------------------- --------------------------
                         Carrying Amount Fair Value Carrying Amount Fair Value
                         --------------- ---------- --------------- ----------
Redeemable convertible
 preferred securities...    $300,000      $289,128
Senior subordinated
 notes..................     700,153       705,425
Seller notes............      10,465        10,465
Other debt..............      27,456        27,456      $6,360        $6,360

Revenue Recognition

    Revenue related to the sale of equipment and merchandise is recognized at the point of sale. Revenue related to rental equipment is recognized over the contract term.

                              UNITED RENTALS, INC.

Advertising Expense

    The Company advertises primarily through trade publications and yellow pages. Advertising costs are expensed as incurred and totaled $13,540, $6,866 and $4,487 for the years ended December 31, 1998, 1997 and 1996, respectively.

Income Taxes

    The Company uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not realized in future periods.

    U.S. Rentals, Inc. ("U.S. Rentals") (prior to February 20, 1997) and Rental Tools and Equipment Co. ("Rental Tools") (prior to August 24, 1998) elected to be treated as Subchapter S Corporations (See Note 9).

Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and accounts receivable. The Company maintains cash and cash equivalents with high quality financial institutions.

    Concentration of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers make up the Company's customer base. No single customer represents greater than 10% of total accounts receivable. The Company controls credit risk through credit approvals, credit limits, and monitoring procedures.

Stock-Based Compensation

    The Company accounts for its stock based compensation arrangements under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Since stock options are granted by the Company with exercise prices at or greater than the fair value of the shares at the date of grant, no compensation expense is recognized.

Computation of Earnings Per Share

    Earnings per share is calculated under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". Common stock issued for consideration below the initial public offering price ("IPO price") of $13.50 per share at which shares were sold in the Company's initial public offering (the "IPO"), and stock options and warrants granted with exercise prices below the IPO price per share during the twelve months preceding the date of the initial filing of the registration statement for the IPO are included in the calculation of common equivalent shares at the IPO price per share.

                              UNITED RENTALS, INC.

Related Party Transactions

    As disclosed in these financial statements, the Company has participated in certain transactions with related parties. In the opinion of management, all transactions with related parties have been conducted on terms which are fair and equitable.

Insurance

    The Company is insured for general liability, workers' compensation, and group medical claims up to a specified claim and aggregate amounts (subject to a deductible of $500). Insured losses subject to this deductible are accrued based upon the aggregate liability for reported claims incurred and an estimated liability for claims incurred but not reported. These liabilities are not discounted.

Impact of Recently Issued Accounting Standards

    For the year ended December 31, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in primary financial statements. SFAS No. 130 requires the Company's foreign currency translation adjustments to be included in other comprehensive income. The adoption of SFAS No. 130 had no impact on the Company's net income or shareholders' equity.


    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes a new model for accounting for derivatives and hedging activities. The Company is required to adopt SFAS No. 133 beginning January 1, 2000. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's consolidated financial position or results of operations.

Reclassifications

    Certain prior year balances have been reclassified to conform to the 1998 presentation.

3. Acquisitions

    During the year ended December 31, 1998, the Company completed 84 acquisitions. Three of such acquisitions were accounted for as poolings-of-interests (the "Pooling Transactions") and 81 were accounted for as purchases.

Acquisitions Accounted for as Poolings-of-Interests

    On August 24, 1998, the Company issued 2,744,368 shares of its common stock for all of the outstanding shares of common stock of Rental Tools. This transaction was accounted for as a pooling-of-interests and, accordingly, the 1997 and 1996 consolidated financial statements were previously restated to include the accounts of Rental Tools.

                              UNITED RENTALS, INC.

    On September 24, 1998, the Company issued 1,456,997 shares of its common stock for all of the outstanding shares of common stock of Wynne Systems, Inc. ("Wynne"). This transaction was accounted for as a pooling-of-interests; however, this transaction was not material to the Company's consolidated operations and financial position and, therefore, the Company's financial statements have not been restated for this transaction but have been combined beginning July 1, 1998.

    On September 29, 1998, a merger (the "Merger") of United Rentals, Inc. and U.S. Rentals was completed. The Merger was effected by having a wholly owned subsidiary of United Rentals, Inc. merge with and into U.S. Rentals. Following the Merger, United Rentals, Inc. contributed the capital stock of U.S. Rentals to URI, a wholly owned subsidiary of United Rentals, Inc. Pursuant to the Merger, each outstanding share of common stock of U.S. Rentals was converted into the right to receive 0.9625 of a share of common stock of United Rentals, Inc. An aggregate of approximately 29.6 million shares of United Rentals, Inc. common stock were issued in the Merger in exchange for the outstanding shares of U.S. Rentals common stock. The Merger was accounted for as a pooling-of-interests and, accordingly, the 1997 and 1996 consolidated financial statements were previously restated to include the accounts of U.S. Rentals.

    The table below shows the separate revenue and net income (loss) of the Company prior to the above mergers ("United"), U.S. Rentals and Rental Tools for periods prior to combination:

                                                     U.S.   Rental
                                          United   Rentals   Tools   Combined
                                         --------  -------- -------  --------
For the nine months ended September 30,
 1998:
  Revenues.............................. $311,919  $451,101 $41,242  $804,262
  Net income (loss).....................  (53,178)   43,670   4,695    (4,813)
For the year ended December 31, 1997:
  Revenues..............................   10,633   430,443  48,762   489,838
  Net income (loss).....................       34     4,830    (966)    3,898
For the year ended December 31, 1996:
  Revenues..............................            306,118  48,360   354,478
  Net income............................             33,084   4,642    37,726

Acquisitions Accounted for as Purchases

    The acquisitions completed during the years ended December 31, 1998, 1997 and 1996 include 81, 15 and 2 acquisitions, respectively, that were accounted for as purchases. The results of operations of the businesses acquired in these acquisitions have been included in the Company's results of operations from their respective acquisition dates.

    In January 1998 the Company purchased the outstanding stock and certain assets of (i) Access Rentals, Inc. and Affiliate, (ii) the BNR Group of Companies and (iii) Mission Valley Rentals, Inc. The aggregate initial consideration paid by the Company for these three acquisitions that were accounted for as purchases was $88,674 and consisted of approximately $81,433 in cash and 370,231 shares of common stock and warrants to purchase an aggregate of 30,000 shares of the Company's common stock. In addition, the Company repaid or assumed outstanding indebtedness of these three companies acquired in the aggregate amount of $64,011.

    Also during 1998, the Company purchased the outstanding stock and certain assets of (i) Power Rental Co., Inc., in June (ii) Equipment Supply Co., Inc. and Affiliates in June and (iii) McClinch Inc. and Subsidiaries and McClinch Equipment Services, Inc. in September. The aggregate initial consideration paid by the Company for these three acquisitions that were accounted for as purchases was $298,401 and consisted of approximately $277,969 in cash and 496,063 shares of

                              UNITED RENTALS, INC.

common stock. In addition, the Company repaid or assumed outstanding indebtedness of these three companies acquired in the aggregate amount of $155,414.


    The aggregate initial consideration paid by the Company for other 1998 acquisitions that were accounted for as purchases was $550,437 and consisted of approximately $507,326 in cash and 1,083,997 shares of common stock, and seller notes of $10,465. In addition, the Company repaid or assumed outstanding indebtedness of the other companies acquired in 1998 in the aggregate amount of $211,837.

    In October 1997, the Company purchased the outstanding stock of (i) A&A Tool Rentals and Sales, Inc., (ii) Bronco High-Lift, Inc., (iii) Coran Enterprises, Inc., (iv) J&J Rental Services, Inc., (v) Mercer Equipment Company and (vi) Rent-It Center, Inc. The aggregate consideration paid for these acquisitions was $56,965 in cash with the exception of two acquisitions. One acquisition included a $300 convertible note and the consideration for another acquisition was paid through the issuance of 318,712 shares of the Company's common stock. These shares were subject to adjustment so that their value will equal $3,800 based upon the average daily closing price of the Company's common stock during the 60 day period beginning December 18, 1997. In accordance with such provision, 137,600 shares of common stock issued by the Company in connection with such acquisition were canceled. In addition, the Company repaid or assumed outstanding indebtedness of the 1997 companies acquired in the aggregate amount of $43,301.

    The aggregate initial consideration paid by the Company for other 1997 acquisitions was $66,820 in cash.

    The aggregate initial consideration paid by the Company for the 1996 acquisitions was $15,033 in cash.

    The Company has agreed, through December 31, 1998 in connection with 14 acquisitions to pay to former owners additional amounts based upon specified future revenues and/or new store openings. Such amounts are limited (i) in the case of 13 of the acquisitions, to a specified maximum amount which varies from $300 to $10,000 (with the average being $1,786) and (ii) in the case of one acquisition, to an amount based upon the performance of a single store.

    The purchase prices for all acquisitions accounted for as purchases have been allocated to the assets acquired and liabilities assumed based on their respective fair values at their respective acquisition dates. However, the Company has not completed its valuation of all of its purchases and, accordingly, the purchase price allocations are subject to change when additional information concerning asset and liability valuations are completed. Contingent purchase price is capitalized when earned and amortized over the remaining life of the related asset.

    The following table summarizes, on an unaudited pro forma basis, the combined results of operations of the Company for the years ended December 31, 1998 and 1997 as though each acquisition described above was made on January 1, for each of the periods.

                                                             1998       1997
                                                          ---------- ----------
   Revenues.............................................. $1,550,744 $1,306,406
   Net income............................................     51,963     53,264
   Basic earnings per share.............................. $     0.76 $     0.78
                                                          ========== ==========
   Diluted earnings per share............................ $     0.69 $     0.75
                                                          ========== ==========

    The unaudited pro forma results are based upon certain assumptions and estimates which are subject to change. These results are not necessarily indicative of the actual results of operations that might have occurred, nor are they necessarily indicative of expected results in the future.

                              UNITED RENTALS, INC.

Merger-Related Expenses and Extraordinary Items

    The results of operations for the year ended December 31, 1998, include pre-tax expenses related to the three Pooling Transactions totaling approximately $47,200 ($33,200 after-tax), consisting of (i) $18,500 for investment banking, legal, accounting services and other merger costs, (ii) $14,500 of expenses relating to the closing of duplicate facilities, (iii) $8,200 for employee severance and related matters, (iv) $2,100 for the write down of computer systems acquired through the U.S. Rentals merger and one of the other acquisitions accounted for as a pooling-of-interests and (v) $3,900 in other expenses.

    The Company recorded pre-tax extraordinary items of $35,592 ($21,337 after-tax) in 1998 and $2,506 ($1,511 after tax) in 1997. The charge in 1998 related to the early extinguishment of debt primarily related to the Merger with U.S. Rentals. The charge in 1997 resulted from the prepayment of certain debt by U.S. Rentals.

4. Related Party Transactions

    On February 20, 1997, U.S. Rentals completed a recapitalization upon completing its initial public offering whereby it exchanged 20,748,975 shares of its common stock for all the operating assets and liabilities of its predecessor (the "Recapitalization"). The predecessor retained only non-operating assets and liabilities, including $25,700 of notes receivable from an affiliate and $24,400 of notes payable to related parties. In conjunction with the Recapitalization, certain deferred compensation agreements totaling $20,290 were terminated and expensed. Unless otherwise indicated, U.S. Rentals also refers to the Predecessor prior to the Recapitalization.

    Prior to the Recapitalization, the Company earned interest income from the affiliate of $555 and $3,420 for the years ended December 31, 1997 and 1996, respectively, and the accompanying financial statements include principal adjustments in notes receivable and other income in the amounts of $146 and $572 for the years ended December 31, 1997 and 1996, respectively. The accompanying financial statements include related party interest expense of $1,311, $1,245 and $3,078 for the years ended December 31, 1998, 1997 and 1996 respectively (See Note 8 for related party note to stockholder).


5. Rental Equipment

    Rental equipment consists of the following:

                                                              December 31
                                                          ---------------------
                                                             1998       1997
                                                          ----------  ---------
   Rental equipment...................................... $1,490,572  $ 718,960
   Less accumulated depreciation.........................   (347,566)  (257,934)
                                                          ----------  ---------
   Rental equipment, net................................. $1,143,006  $ 461,026
                                                          ==========  =========

6. Property and Equipment

    Property and equipment consist of the following:

                                                                December 31
                                                             ------------------
                                                               1998      1997
                                                             --------  --------
   Land..................................................... $ 36,855  $ 24,102
   Buildings................................................   61,851    34,474
   Transportation equipment.................................   81,168    52,407
   Machinery and equipment..................................   21,545     7,751
   Furniture and fixtures...................................   26,820     9,521
   Leasehold improvements...................................   18,578    17,846
                                                             --------  --------
                                                              246,817   146,101
   Less accumulated depreciation and amortization...........  (61,306)  (47,833)
                                                             --------  --------
   Property and equipment, net.............................. $185,511  $ 98,268
                                                             ========  ========

                              UNITED RENTALS, INC.

7. Accrued Expenses and Other Liabilities

    Accrued expenses and other liabilities consist of the following:

                                                                December 31
                                                              ----------------
                                                                1998    1997
                                                              -------- -------
   Accrued profit sharing.................................... $ 31,536 $12,844
   Accrued insurance.........................................   20,553  11,665
   Accrued interest..........................................   21,934     924
   Other.....................................................   54,336  23,829
                                                              -------- -------
                                                              $128,359 $49,262
                                                              ======== =======

8. Debt

    Debt and note payable to related party consists of the following:

                                                                December 31
                                                            -------------------
                                                               1998      1997
                                                            ---------- --------
   Credit Facility, interest payable at 6.25% at December
    31, 1998..............................................  $  305,000
   Term Loan, interest payable at 7.25% at December 31,
    1998..................................................     250,000
   Senior Subordinated Notes, interest payable semi-
    annually, (9 1/2% at December 31, 1998)...............     200,000
   Senior Subordinated Notes, interest payable semi-
    annually, (8.80% at December 31, 1998)................     200,153
   Senior Subordinated Notes, interest payable semi-
    annually, (9 1/4% at December 31, 1998)...............     300,000
   Seller notes, interest payable at various rates ranging
    from 6.5% to 8.5% at December 31, 1998, due through
    2003..................................................      10,465
   Other debt, interest payable at various rates ranging
    from 6.1% to 10.6% at December 31, 1998 and 1997, due
    through 2005..........................................      27,456 $  6,360
   Demand note to stockholder, interest payable monthly at
    a rate indexed to the Company's revolving line of
    credit (7.0% and 5.90% at December 31, 1998 and 1997,
    respectively).........................................      21,500   17,000
   U.S. Rentals' revolving line of credit, interest
    payable monthly at various rates ranging from 6.03% to
    6.34% at December 31, 1997............................              203,000
   Rental Tools' revolving line of credit, interest
    payable monthly at various rates ranging from 7.58% to
    8.50% at December 31, 1997............................               38,213
                                                            ---------- --------
                                                            $1,314,574 $264,573
                                                            ========== ========

  Credit Facility. The Credit Facility enables URI to borrow up to $762,500 on a revolving basis and permits a Canadian subsidiary of URI (the "Canadian Subsidiary") to directly borrow up to $40,000 under the Credit Facility (provided that the aggregate borrowings of URI and the Canadian Subsidiary do not exceed $762,500). Up to $25,000 of the Credit Facility is available in the form of letters of credit. The agreement governing the Credit Facility requires that the aggregate commitment shall be reduced on the last day of each calendar quarter, beginning September 30, 2001 and

                              UNITED RENTALS, INC.

continuing through June 30, 2003, by an amount equal to $19,100. The Credit Facility terminates on September 26, 2003, at which time all outstanding indebtedness is due.

    Borrowings by URI under the Credit Facility accrue interest at URI's option, at either (a) the Base Rate (which is equal to the greater of (i) the Federal Funds Rate plus 0.5% or (ii) Bank of America's reference rate) or (b) the Eurodollar Rate (which for borrowings by URI is equal to Bank of America's reserve adjusted eurodollar rate) plus a margin ranging from 0.825% to 1.500% per annum. Borrowings by the Canadian Subsidiary under the Credit Facility accrue interest, at such subsidiary's option, at either (x) the Prime Rate (which is equal to Bank of America Canada's prime rate), (y) the BA Rate (which is equal to Bank of America Canada's BA Rate) plus a margin ranging from 0.825% to 1.500% per annum or (z) the Eurodollar Rate (which for borrowing by the Canadian Subsidiary is equal to Bank of America Canada's reserve adjusted Eurodollar Rate) plus a margin ranging from 0.825% to 1.500% per annum. If at any time an event of default (as defined in the agreement governing the Credit Facility) exists, the interest rate applicable to each loan will increase by 2% per annum. The Company is also required to pay the banks an annual facility fee equal to 0.375% of the banks' $762,500 aggregate lending commitment under the Credit Facility (which fee may be reduced to 0.300% for periods during which the Company maintains a specified funded debt to cash flow ratio).

    The obligations of URI under the Credit Facility are (i) secured by substantially all of its assets, the stock of its United States subsidiaries and a portion of the stock of URI's Canadian subsidiaries and (ii) guaranteed by Holdings and secured by the stock of URI. The obligations of the Canadian Subsidiary under the Credit Facility are guaranteed by URI and secured by substantially all of the assets of the Canadian Subsidiary and the stock of the subsidiaries of the Canadian Subsidiary.

    The Credit Facility contains certain covenants that require the Company to, among other things, satisfy certain financial tests relating to: (a) maximum leverage, (b) the ratio of senior debt to cash flow, (c) minimum interest coverage ratio, (d) the ratio of funded debt to cash flow, and (e) the ratio of senior debt to tangible assets. The agreements governing the Credit Facility also contain various other covenants that restrict the Company's ability to, among other things, (i) incur additional indebtedness, (ii) permit liens to attach to its assets, (iii) pay dividends or make other restricted payments on its common stock and certain other securities and (iv) make acquisitions unless certain financial conditions are satisfied. In addition, the agreement governing the Credit Facility (a) requires the Company to maintain certain financial ratios and (b) provides that failure by any two of certain of the Company's executive officers to continue to hold executive positions with the Company for a period of 30 consecutive days constitutes an event of default unless replacement officers satisfactory to the lenders are appointed.

    The revolving lines of credit of U.S. Rentals and Rental Tools were repaid and terminated at the time of acquisition by the Company.

  Term Loan. URI obtained a $250,000 term loan (the "Term Loan") from a group of financial institutions. The term loan matures on June 30, 2005. Prior to maturity, quarterly installments of principal in the amount of $625 are due on the last day of each calendar quarter, commencing September 30, 1999. The amount due at maturity is $235,625. The term loan accrues interest, at the Company's option, at either (a) the Base Rate (as defined above with respect to the Credit Facility) plus a margin ranging from 0% to 0.5% per annum, or (b) the Eurodollar Rate (as defined above with respect to the Credit Facility for borrowings by the Company) plus a margin ranging from 1.875% to 2.375% per annum. The Term Loan is secured pari passu with the Credit Facility. The agreement governing the Term Loan contains restrictive covenants substantially similar to those provided under the Credit Facility.

                              UNITED RENTALS, INC.

  9 1/2% Senior Subordinated Notes. URI issued $200,000 aggregate principal amount of 9 1/2% senior subordinated notes, (the "9 1/2 Notes") which are due June 1, 2008. The 9 1/2% Notes are unsecured. URI may, at its option, redeem the 9 1/2% Notes on or after June 1, 2003 at specified redemption prices which range from 104.75% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to June 1, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/2% Notes, at a redemption price of 109.5%. The indenture governing the 9 1/2% Notes contains certain restrictive covenants, including (i) limitations on additional indebtedness, (ii) limitations on restricted payments, (iii) limitations on liens, (iv) limitations on dividends and other payment restrictions, (v) limitations on preferred stock of certain subsidiaries, (vi) limitations on transactions with affiliates, (vii) limitations on the disposition of proceeds of asset sales and (viii) limitations on the ability of the Company to consolidate, merge or sell all or substantially all of its assets.

  8.80% Senior Subordinated Notes. URI issued $205,000 aggregate principal amount of 8.80% senior subordinated notes, (the "8.80% Notes") which are due August 15, 2008. The 8.80% Notes are unsecured. URI may, at its option, redeem the 8.80% Notes on or after August 15, 2003 at specified redemption prices which range from 104.40% in 2003 to 100.00% in 2006 and thereafter. In addition, on or prior to August 15, 2001, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 8.80% Notes, at a redemption price of 108.8%. The indenture governing the 8.80% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.

  9 1/4% Senior Subordinated Notes. URI issued $300,000 aggregate principal amount of 9 1/4% senior subordinated notes, the ("9 1/4% Notes") which are due January 15, 2009. The 9 1/4% Notes are unsecured. URI may, at its option, redeem the 9 1/4% Notes on or after January 15, 2004 at specified redemption prices which range from 104.625% in 2004 to 100.00% in 2007 and thereafter. In addition, on or prior to January 15, 2002, URI may, at its option, use the proceeds of a public equity offering to redeem up to 35% of the outstanding 9 1/4% Notes, at a redemption price of 109.25%. The indenture governing the 9 1/4% Notes contains restrictions substantially similar to those applicable to the 9 1/2% Notes.



    Maturities of the Company's debt for each of the next five years at December 31, 1998 are as follows:

            1999................................ $ 35,827
            2000................................   11,521
            2001................................   11,154
            2002................................    5,486
            2003................................  310,299
            Thereafter..........................  940,287

                              UNITED RENTALS, INC.

9. Income Taxes

    The provision for historical federal and state income taxes is as follows:

                                                       Year ended December 31
                                                      --------------------------
                                                        1998      1997    1996
                                                      --------  -------- -------
   Historical:
     Domestic federal:
       Current....................................... $ 14,291  $  3,765
       Deferred......................................   21,047    14,276
       Deferred tax recorded upon Recapitalization...              6,141
                                                      --------  -------- ------
                                                        35,338    24,182
     Domestic state:
       Current.......................................    1,067       668  $ 420
       Deferred......................................    7,020     3,279
       Deferred tax recorded upon Recapitalization...              1,379
                                                      --------  -------- ------
                                                         8,087     5,326    420
                                                      --------  -------- ------
                                                        43,425    29,508    420
     Foreign federal:
       Current.......................................      519
       Deferred......................................     (492)
                                                      --------  -------- ------
                                                            27
     Foreign provincial:
       Current.......................................      277
       Deferred......................................     (230)
                                                      --------  -------- ------
                                                            74
                                                      --------  -------- ------
                                                      $ 43,499  $ 29,508 $  420
                                                      ========  ======== ======

    A reconciliation of the provision for income taxes and the amount computed by applying the statutory federal income tax rate of 35% to income before provision for income taxes is as follows:

                                                                 Year ended
                                                                 December 31
                                                               ----------------
                                                                1998     1997
                                                               -------  -------
   Computed tax rate at statutory tax rate...................  $27,404  $12,221
   State income taxes, net of federal tax benefit............    4,177    1,716
   Cumulative deferred taxes recorded upon Recapitalization..             7,520
   Loss prior to Recapitalization excluded from taxable
    income...................................................             7,543
   Non-deductible expenses...................................    7,400
   Provision for deferred taxes of Subchapter S Corporation
    at time of pooling.......................................    4,750
   Other.....................................................     (232)     508
                                                               -------  -------
                                                               $43,499  $29,508
                                                               =======  =======

                              UNITED RENTALS, INC.

    The components of deferred income tax assets (liabilities) are as follows:

                                                              December 31
                                                           -------------------
                                                             1998       1997
                                                           ---------  --------
     Property and equipment............................... $(115,355) $(36,290)
     Intangibles..........................................    (7,044)     (633)
     Reserves.............................................    28,468    11,291
     Net operating loss carryforward......................    38,102       314
     Other................................................    12,269       923
                                                           ---------  --------
                                                           $ (43,560) $(24,395)
                                                           =========  ========

    U.S. Rentals was taxed as a Subchapter S Corporation until its initial public offering in February 1997, and Rental Tools was taxed as a Subchapter S Corporation until being acquired by the Company. In general, the income or loss of a Subchapter S Corporation is passed through to its stockholders rather than being subjected to taxes at the corporate level. Pro forma net income reflects a provision for income taxes on a pro forma basis for all periods presented as if all such companies were liable for federal and state income taxes as taxable corporate entities for all periods presented.

    The Company has net operating loss carryforwards ("NOL's") of $90,000 for federal income tax purposes that expire through 2018.

10. Holding Company Reorganization

    URI was formerly named United Rentals, Inc. On August 5, 1998, a reorganization was effected pursuant to which (i) URI became a wholly owned subsidiary of Holdings, a newly formed holding company, (ii) the name of URI was changed from United Rentals, Inc. to United Rentals (North America), Inc.,
(iii) the name of the new holding company became United Rentals, Inc., (iv) the outstanding common stock of URI was automatically converted, on a share-for-share basis, into Common Stock of Holdings and (v) the Common Stock of Holdings commenced trading on the New York Stock Exchange under the symbol "URI" instead of the common stock of URI. The purpose of the reorganization was to facilitate certain financings. The business operations of the Company did not change as a result of the new legal structure. The stockholders of Holdings have the same rights, privileges and interests with respect to Holdings as they had with respect to URI immediately prior to the reorganization.

11. Company-Obligated Mandatorily Redeemable Convertible Preferred Securities of a Subsidiary Trust

    A subsidiary trust (the "Trust") of Holdings issued and sold in a private offering (the "Preferred Securities Offering") $300,000 of 30 year, 6 1/2% Convertible Quarterly Income Preferred Securities (the "Preferred Securities"). The net proceeds from the Preferred Securities Offering were approximately $290,000. The Trust used the proceeds from the Preferred Securities Offering to purchase 6 1/2% convertible subordinated debentures due 2028, the ("Debentures") from Holdings which resulted in Holdings receiving all of the net proceeds of the Preferred Securities Offering. Holdings in turn contributed the net proceeds of the Preferred Securities Offering to URI. The Preferred Securities are non-voting securities, carry a liquidation value of $50 per security and are

                              UNITED RENTALS, INC.

convertible into the Company's common stock at an initial rate of 1.146 shares per security (equivalent to an initial conversion price of $43.63 per share). They are convertible at any time at the holders' option and are redeemable, at the Company's option, after three years, subject to certain conditions.

    Holders of the Preferred Securities are entitled to preferential cumulative cash distributions from the Trust at an annual rate of 6 1/2% of the liquidation value, accruing from the original issue date and payable quarterly in arrears beginning February 1, 1999. The distribution rate and dates correspond to the interest rate and payments dates on the Debentures. Holdings may defer interest payments on the Debentures for up to twenty consecutive quarters, but not beyond the maturity date of the Debentures. If interest payments on the Debentures are deferred, so are the payments on the Preferred Securities. Under this circumstance, Holdings will be prohibited from paying dividends on any of its capital stock or making payments with respect to its debt that rank pari passu with or junior to the Debentures.

    Holdings has executed a guarantee with regard to payment of the Preferred Securities to the extent that the Trust has sufficient funds to make the required payments.

12. Capital Stock


    At a special meeting of stockholders held on September 29, 1998, the shareholders approved an amendment to the Company's Certificate of Incorporation increasing the number of authorized shares of common stock from 75,000,000 to 500,000,000.

    As of December 31, 1998 there are outstanding warrants to purchase an aggregate of 6,539,329 shares of common stock. The weighted average exercise price of the warrants is $10.18 per share. All warrants are currently exercisable and may be exercised at any time through 2008.

    The Company's Board of Directors has the authority to designate 5,000,000 shares of $.01 par value preferred stock in series, to establish as to each series the designation and number of shares to be issued and the rights, preferences, privileges and restrictions of the shares of each series, and to determine the voting powers, if any, of such shares. At December 31, 1998, the Company's Board of Directors had not designated any shares.

    1997 Stock Option Plan. The Company's 1997 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 5,000,000 shares of common stock. Some or all of such options may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers, directors and employees of the Company and other persons who perform services on behalf of the Company are eligible to participate in this plan. Each option granted pursuant to this plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under this plan after August 31, 2007. As of December 31, 1998 and 1997, options to purchase an aggregate of 4,859,875 shares and 904,583 shares of common stock, respectively, were outstanding under this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

                              UNITED RENTALS, INC.

    1998 Stock Option Plan. The Company's 1998 Stock Option Plan provides for the granting of options to purchase not more than an aggregate of 4,000,000 shares of common stock. Some or all of the options issued under the 1998 Stock Option Plan may be "incentive stock options" within the meaning of the Internal Revenue Code. All officers and directors of the Company and its subsidiaries are eligible to participate in the 1998 Stock Option Plan. Each option granted pursuant to the 1998 Stock Option Plan must provide for an exercise price per share that is at least equal to the fair market value per share of common stock on the date of grant. No options may be granted under the 1998 Stock Option Plan after August 20, 2008. As of December 31, 1998, options to purchase an aggregate of 3,980,000 shares of common stock were outstanding pursuant to this plan to executive officers and directors. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1998 Supplemental Stock Option Plan. The Company has adopted a stock option plan pursuant to which options, for up to an aggregate of 2,750,000 shares of common stock, may be granted to employees who are not officers or directors and to consultants and independent contractors who perform services for the Company or its subsidiaries. As of December 31, 1998, options to purchase an aggregate of 1,194,400 shares were outstanding pursuant to this plan. The exercise price of each option, the period during which each option may be exercised and other terms and conditions of each option are determined by the Board of Directors (or by a committee appointed by the Board of Directors).

    1997 Performance Award Plan. Effective February 20, 1997, U.S. Rentals adopted the 1997 Performance Award Plan under which stock options and other awards could be granted to key employees and directors at prices and terms established by U.S. Rentals at the date of grant. Options to purchase an aggregate of 3,921,116 shares of common stock were outstanding at December 31, 1997. The options vest ratably over periods ranging from five to ten years and expire in 2007. As a result of the Merger, all outstanding options to purchase shares of U.S. Rentals common stock became fully vested and were converted into options to purchase the Company's common stock.

    A summary of the transactions within the Company's stock option plans follows:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
                                                            ----------  --------
   Outstanding at January 1, 1997..........................
     Granted...............................................  4,825,699   $19.52
     Exercised.............................................
     Canceled..............................................
                                                            ----------
   Outstanding at December 31, 1997........................  4,825,699    19.52
     Granted...............................................  9,453,718    19.78
     Exercised.............................................    (43,313)   20.78
     Canceled..............................................   (191,290)   22.94
                                                            ----------
   Outstanding at December 31, 1998........................ 14,044,814   $19.60
                                                            ==========   ======
   Exercisable at December 31, 1998........................  4,787,474   $20.64
                                                            ==========   ======

                           UNITED RENTALS, INC.

                                Options Outstanding        Options Exercisable
                          -------------------------------- --------------------
                                       Weighted
                                        Average   Weighted             Weighted
                                       Remaining  Average              Average
                            Amount    Contractual Exercise   Amount    Exercise
Range of Exercise Prices  Outstanding    Life      Price   Exercisable  Price
------------------------  ----------- ----------- -------- ----------- --------
$10.00 - $15.00..........  4,561,791   9.6 years   $12.31     295,775   $12.10
 15.01 -  20.00..........    180,844   9.2 years    19.32      87,347    19.28
 20.01 -  25.00..........  8,028,836   8.8 years    21.61   4,309,992    21.06
 25.01 -  30.00..........    295,276   9.4 years    26.10      52,127    26.13
 30.01 -  50.00..........    978,067   9.5 years    35.19      42,233    33.50
                          ----------                        ---------
                          14,044,814   9.1 years    19.60   4,787,474    20.64
                          ==========                        =========

    The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for stock-based employee compensation arrangements whereby no compensation cost related to stock options is deducted in determining net income. Had compensation cost for the Company's stock option plans been determined pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net income and earnings per share would have differed. The Black-Scholes option pricing model estimates fair value of options using subjective assumptions which can materially affect fair value estimates and, therefore, does not necessarily provide a single measure of fair value of options. Using the Black-Scholes option pricing model and a risk-free interest rate average of 4.6% in 1998 and ranging from 5.8% to 6.61% in 1997, a volatility factor for the market price of the Company's common stock of 85% in 1998 and 32% in 1997 and a weighted-average expected life of options of approximately three years in 1998 and three to five years in 1997, the Company's net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share would have been $(13,372), $(0.20) and $(0.20), respectively for the year ended December 31, 1998 and, after giving affect to the Recapitalization, would have been $17,055, $0.37 and $0.35, respectively for the year ended December 31, 1997. For purposes of these pro forma disclosures, the estimated fair value of options is amortized over the options' vesting period. Since the number of options granted and their fair value may vary significantly from year to year, the pro forma compensation expense in future years may be materially different.

    At December 31, 1998 there are 6,539,329 shares of common stock reserved for the exercise of warrants, 15,687,244 shares of common stock reserved for issuance pursuant to options granted, and that may be granted in the future, under the Company's stock option plans, 6,875,580 shares of common stock reserved for the issuance of outstanding preferred securities of a subsidiary trust and 86,961 shares of common stock reserved for the conversion of convertible debt.

                           UNITED RENTALS, INC.

13. Earnings Per Share

    The following table sets forth the computation of historical basic and diluted earnings per share:

                                                    Year Ended December 31
                                               --------------------------------
                                                  1998       1997       1996
                                               ---------- ---------- ----------
   Numerator:
    Income before extraordinary items........  $   34,798 $    5,409 $   37,726
                                               ========== ========== ==========
   Denominator:
    Denominator for basic earnings per share-
     weighted-average shares.................  66,225,492 46,660,955 22,654,599
    Effect of dilutive securities:
     Employee stock options..................   2,641,194    743,597
     Warrants................................   4,208,434  1,644,445
                                               ---------- ---------- ----------
    Denominator for dilutive earnings per
     share- adjusted weighted-average
     shares..................................  73,075,120 49,048,997 22,654,599
                                               ========== ========== ==========
   Earnings per equivalent share-basic:
    Income before extraordinary items........  $     0.53 $     0.12 $     1.67
    Extraordinary items, net.................        0.33       0.04
                                               ---------- ---------- ----------
    Net income...............................  $     0.20 $     0.08 $     1.67
                                               ========== ========== ==========
   Earnings per equivalent share-diluted:
    Income before extraordinary items........  $     0.48 $     0.11 $     1.67
    Extraordinary items, net.................        0.30       0.03
                                               ---------- ---------- ----------
    Net income...............................  $     0.18 $     0.08 $     1.67
                                               ========== ========== ==========

14. Commitments and Contingencies

Operating Leases

    The Company leases rental equipment, real estate and certain office equipment under operating leases. Certain real estate leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at December 31, 1998:

                                                                        Rental
                                                                       and Other
                                                           Real Estate Equipment
                                                             Leases     Leases
                                                           ----------- ---------
1999......................................................  $ 17,516    $11,380
2000......................................................    15,713      8,846
2001......................................................    14,028      5,538
2002......................................................    12,808      3,452
2003......................................................     9,711      3,014
Thereafter................................................    32,269      2,794
                                                            --------    -------
                                                            $102,045    $35,024
                                                            ========    =======

    The Company was the seller-lessee in a sales-leaseback transaction during 1998 where it sold rental equipment for proceeds of $35,000. The Company will lease back the rental equipment over a five year period beginning December 1998 and recognized a deferred gain on the sale of approximately $600. The future payments under the lease are included in the table above.

                              UNITED RENTALS, INC.

    Rent expense under non-cancelable operating leases totaled $20,501, $6,367 and $4,151 for the years ended December 31, 1998, 1997 and 1996, respectively.

Employee Benefit Plans

    The Company currently sponsors one defined contribution 401(k) retirement plan which is subject to the provisions of ERISA. Under the plan, the Company matches a minimum of 50% of the participants contributions up to a specified amount. Company contributions to the plan were $1,001, $358 and $316 for the years ended December 31, 1998, 1997 and 1996, respectively.

Legal Matters

    The Company is party to legal proceedings and potential claims arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defenses, reserves, or insurance coverage with respect to these matters so that the ultimate resolution will not have a material adverse effect on the Company's financial position, results of operations, or cash flows. The Company has accrued $16,168 and $9,563 at December 31, 1998 and 1997, respectively, to cover the uninsured portion of possible costs arising from these pending claims and other potential unasserted claims.

Environmental Matters

    The Company and its operations are subject to various laws and related regulations governing environmental matters. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as investigation of property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company believes that such removal and remediation will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                              UNITED RENTALS, INC.

15. Segment Information

    Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information". SFAS No. 131 establishes a new method by which companies will report operating segment information. This method is based upon the manner in which management organizes the segments within a company for making operating decisions and assessing performance. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers.

    The Company operates in one industry segment consisting of the rental and sales of equipment and related merchandise and parts. The Company's operations are managed as one segment, or strategic unit, because it offers similar products and services in similar markets and the factors determining strategic decisions are comparable for all products and services.

    The Company operates in the United States, Canada and Mexico. Revenues are attributable to countries based upon the location of the customers. Geographic area information for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                                      Year ended December 31
                                                   ----------------------------
                                                      1998      1997     1996
                                                   ---------- -------- --------
Revenues from external customers
 Domestic......................................... $1,166,471 $489,838 $354,478
 Foreign..........................................     53,811
                                                   ---------- -------- --------
Total revenues from external customers............ $1,220,282 $489,838 $354,478
                                                   ========== ======== ========
Rental equipment, net
 Domestic......................................... $1,089,132 $461,026 $235,055
 Foreign..........................................     53,874
                                                   ---------- -------- --------
Total consolidated rental equipment, net.......... $1,143,006 $461,026 $235,055
                                                   ========== ======== ========
Property and equipment, net
 Domestic......................................... $  179,777 $ 98,268 $ 56,443
 Foreign..........................................      5,734
                                                   ---------- -------- --------
Total consolidated property and equipment, net.... $  185,511 $ 98,268 $ 56,443
                                                   ========== ======== ========
Intangible assets, net
 Domestic......................................... $  867,090 $ 73,648 $  1,035
 Foreign..........................................     54,975
                                                   ---------- -------- --------
Total consolidated intangible assets, net......... $  922,065 $ 73,648 $  1,035
                                                   ========== ======== ========

                              UNITED RENTALS, INC.

16. Quarterly Financial Information (Unaudited)

Selected Financial Data

    The following table of quarterly financial information has been prepared from unaudited financial statements of the Company, and reflects adjustments which are, in the opinion of management, necessary for a fair presentation of the interim periods presented.

                                           First     Second   Third     Fourth
                                          Quarter   Quarter  Quarter   Quarter
                                          --------  -------- --------  --------
   For the year ended December 31, 1998:
    Total revenues......................  $171,141  $254,047 $379,074  $416,020
    Gross profit........................    47,911    87,422  138,717   149,398
    Income (loss) before extraordinary
     item...............................     6,704    19,976  (10,156)   18,274
    Extraordinary item..................                       21,337
    Net income (loss)...................     6,704    19,976  (31,493)   18,274
    Basic earnings (loss) before
     extraordinary item per share.......  $   0.11  $   0.30 $  (0.15) $   0.26
    Diluted earnings (loss) before
     extraordinary item per share.......      0.11      0.27    (0.13)     0.24
   For the year ended December 31, 1997:
    Total revenues......................    90,409   108,395  129,020   162,014
    Gross profit........................    22,025    32,515   45,464    49,288
    Income (loss) before extraordinary
     item...............................   (24,165)    8,062   11,258    10,254
    Extraordinary item..................     1,511
    Net income (loss)...................   (25,676)    8,062   11,258    10,254
    Basic earnings (loss) before
     extraordinary item per share.......  $  (0.58) $   0.17 $   0.24  $   0.21
    Diluted earnings (loss) before
     extraordinary item per share.......     (0.56)     0.16     0.23      0.20

    The data relating to the first and second quarters of 1998 above differ from the amounts as shown in the Company's Form 10-Q filings for the periods ended March 31, 1998 and June 30, 1998, respectively, because of the mergers with U.S. Rentals and Rental Tools. These mergers were accounted for as poolings-of-interests. Thus the Company's financial statements for the quarters prior to the mergers were restated to include the accounts of U.S. Rentals and Rental Tools.

17. Subsequent Events

    Subsequent to December 31, 1998 and through February 26, 1999, the Company completed the acquisitions of 11 equipment rental companies and the aggregate consideration paid by the Company for the acquisitions was $53,803 and consisted of approximately $49,408 in cash and $4,395 in seller notes. The Company funded the cash consideration for these acquisitions with cash on hand and borrowings under the Credit Facility.

    In January 1999, the Company sold 300,000 shares of its Series A Perpetual Convertible Preferred Stock ("Series A Preferred"). The net proceeds from the sale of the Series A Preferred were approximately $287.0 million. The Series A Preferred is convertible into 12,000,000 shares of the Company's common stock at $25 per share.

                                  SIGNATURES

     Pursuant to the requirements of Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich, Connecticut, on the 5th day of March, 1999.

                                    United Rentals, Inc.



                                    By: /s/  Michael J. Nolan
                                       --------------------------
                                       Michael J. Nolan
                                       Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated. Each person whose signature appears below hereby authorizes Bradley S. Jacobs, John N. Milne and Michael J. Nolan and each with full power of substitution, to execute in the name and on behalf of such person any amendment or any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the Registrant deems appropriate, and appoints each of Bradley S. Jacobs, John N. Milne and Michael J. Nolan, each with full power of substitution, attorney-in-fact to sign any amendment and any post-effective amendment to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith.


     Bradley S. Jacobs



     /s/ Bradley S. Jacobs
     ---------------------------
     Bradley S. Jacobs
     Chairman, Chief Executive Officer and Director (Principal Executive
     Officer)
     March 5, 1999


     Wayland R. Hicks


     /s/ Wayland R. Hicks
     ---------------------------
     Wayland R. Hicks, Director
     March 5, 1999

     John N. Milne



     /s/ John N. Milne
     --------------------
     John N. Milne, Director
     March 5, 1999



     William F. Berry



     /s/ William F. Berry
     --------------------
     William F. Berry, Director
     March 5, 1999



     John S. McKinney


     /s/ John S. McKinney
     --------------------
     John S. McKinney, Director
     March 5, 1999



     Leon D. Black


     /s/ Leon D. Black
     --------------------
     Leon D. Black, Director
     March 5, 1999

     Richard D. Colburn


     /s/ Richard D. Colburn
     -----------------------
     Richard D. Colburn, Director
     March 5, 1999



     Ronald M. DeFeo


     /s/ Ronald M. DeFeo
     -----------------------
     Ronald M. DeFeo, Director
     March 5, 1999



     Michael S. Gross

     /s/ Michael S. Gross
     -----------------------
     Michael S. Gross, Director
     March 5, 1999



     Richard J. Heckmann

     /s/ Richard J. Heckmann
     -----------------------
     Richard J. Heckmann, Director
     March 5, 1999



     Gerald Tsai, Jr.

     /s/ Gerald Tsai, Jr.
     -----------------------
     Gerald Tsai, Jr., Director
     March 5, 1999

     Christian M. Weyer


     /s/ Christian M. Weyer
     -----------------------
     Christian M. Weyer, Director
     March 5, 1999



     Michael J. Nolan



     /s/ Michael J. Nolan
     -----------------------
     Michael J. Nolan, Chief Financial Officer
     (principal financial officer)
     March 5, 1999



     John S. McKinney


     /s/ John S. McKinney
     -----------------------
     John S. McKinney, Vice President, Finance
     (principal accounting officer)
     March 5, 1999